Form 10-K, Exhibit 13
period 1995-12-31
GENERAL BINDING CORP
filed 1996-03-29
CIK 40461

                                                                                                             Exhibit 13
                                       Ten Year Summary Financial Highlights
                                    General Binding Corporation and Subsidiaries
                                    (000 omitted except per share and ratio data)
                          1995      1994      1993      1992<F1>  1991<F1>  1990<F1>  1989      1988      1987      1986
Sales from
Continuing Operations
  Domestic            $293,188  $274,319  $246,790  $235,927  $188,930  $188,198  $178,266  $156,061  $139,249  $124,725
  International        165,203   146,130   129,348   132,716   122,269   115,472   105,425    94,565    72,756    56,660
  Total                458,391   420,449   376,138   368,643   311,199   303,670   283,691   250,626   212,005   181,385
-------------------------------------------------------------------------------------------------------------------------
Income from
Continuing Operations   21,500    15,703    14,994    16,380    12,599    13,655    20,105    14,856     9,599     5,001
-------------------------------------------------------------------------------------------------------------------------
Discontinued Operations    ---       ---       ---       ---       ---       ---       ---       ---     1,274     1,029
-------------------------------------------------------------------------------------------------------------------------
Cumulative Effect
of Change In Accounting
for Income Taxes           ---       ---       ---       ---       ---    (1,134)      ---       ---       ---       ---
Net Income              21,500    15,703    14,994    16,380    12,599    12,521    20,105    14,856    10,873     6,030
-------------------------------------------------------------------------------------------------------------------------
Income per
Common Share-
Continuing Operations<F2> 1.37      1.00       .95      1.04       .80       .86      1.26       .92       .60       .31
-------------------------------------------------------------------------------------------------------------------------
Cash Dividends per Share
of Common Stock<F2>       .420      .405      .400      .370      .330      .290      .274      .186      .130      .119
-------------------------------------------------------------------------------------------------------------------------
Depreciation and
Amortization            12,814    12,081    10,747    10,775     8,239     7,439     6,131     5,878     5,480     5,034
-------------------------------------------------------------------------------------------------------------------------
Capital Expenditures    15,046    12,788    10,595     9,795    13,076     7,678     6,289     7,174     5,519     6,682
-------------------------------------------------------------------------------------------------------------------------
Current Assets         180,648   171,154   145,351   141,234   139,550   134,575   120,366   117,980   102,769    90,605
-------------------------------------------------------------------------------------------------------------------------
Current Liabilities     83,828    84,604    64,760    67,045    71,708    63,149    54,021    56,474    49,330    39,610
-------------------------------------------------------------------------------------------------------------------------
Working Capital         96,820    86,550    80,591    74,189    67,842    71,426    66,345    61,506    53,439    50,995
  Current Ratio            2.2       2.0       2.2       2.1       1.9       2.1       2.2       2.1       2.1       2.3
-------------------------------------------------------------------------------------------------------------------------
Total Assets           298,872   284,278   251,109   241,807   240,688   190,891   173,437   161,227   144,369   133,280
-------------------------------------------------------------------------------------------------------------------------
Long-Term Obligations   43,890    42,020    38,564    32,966    35,574     2,794     5,142     5,182     5,127    17,029
-------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity   154,141   141,089   133,531   126,130   117,913   112,486   104,534    92,163    83,613    71,516
  Per Share of
  Common Stock<F2>        9.80      8.96      8.47      7.99      7.46      7.09      6.56      5.77      5.19      4.45
-------------------------------------------------------------------------------------------------------------------------

<F1>The Company adopted SFAS No. 109, "Accounting for Income Taxes," in 1993 by restating financial statements beginning in 1990.
<F2>All per share data for 1986 through 1988 is restated for the 1989 three-for-two stock split.

                             Financial Review
             Management's Discussion and Analysis of Financial
                   Condition and Results of Operations
               General Binding Corporation and Subsidiaries

Results of Operations

Sales

The Company's 1995 sales exceeded the $450 million mark for the first time, reaching a new record of $458 million. Sales increased $38 million or 9% over 1994 compared to an increase of $44 million or 12% over 1993. With the exception of Mexico (where sales declined solely as a result of the devaluation of the peso) and the Company's ringmetals business, sales continued to grow in 1995. The most significant factors contributing to the growth of sales were increases in the Company's worldwide: a) film products division; b) office products/dealer business; and c) its direct branch/telemarketing operations.

Significant improvement in the following product lines helped to achieve the 1995 record sales level: a) shredder products; b) laminating film and pouch products; c) commercial laminating equipment; d) graphics products; and e) the Sickinger product lines.

Sales in 1994 compared to 1993 showed increases in all major channels of distribution with the exception of the ringmetals business which experienced relatively flat sales. The most significant factors contributing to the growth were increases in the Company's: a) worldwide film products division; b) domestic office products division; and c) international subsidiaries' distributor/dealer operations. Additionally, another factor contributing to the increase was higher sales in the domestic direct/telemarketing operation which partially resulted from increased market penetration in the graphic products business coupled with sales of a new high capacity punch product, the AP-1.
The August 1994 acquisition of the Sickinger Company had an immaterial impact on the Company's 1994 sales.

Gross Margins, Costs and Expenses

Gross profit margins decreased 1 percentage point from 1994 to 1995 and 1 percentage point from 1993 to 1994. During 1995, the erosion in margins affected nearly all of the Company's operations and was primarily attributed to: a) worldwide competitive pricing pressures; b) operating inefficiencies and excess plant capacity at the Sparks, Nevada manufacturing facility; c) higher provisions for excess and obsolete inventory; d) substantial increases in raw material prices, particularly for film products; e) a mix change towards lower margin businesses; and f) higher outlays for research and development. In 1994, an erosion in margins experienced by the Company's international and domestic core operations was partially offset by an improvement in margins in the ringmetals business. Worldwide competitive pressures, increases in certain raw material costs, and a mix change towards the Company's growth in lower margin film, dealer businesses, and graphics products had a negative effect on margins in 1994.

Selling, service, and administrative expenses increased 4% in 1995 and 7% in 1994. Without the impact of acquisitions, 1995 expenses increased 3%, while 1994 expenses increased approximately 5%. These expenses as a percentage of total sales have declined over the past two years and were 33.5% and 35.1%, respectively, in 1995 and 1994. The increase in expenses in 1995 primarily resulted from: a) increased sales volume; b) the addition of the Sickinger Company for all of 1995; c) increased expenditures for the European Distribution Center; and d) studies to evaluate the restructuring of the Company's European distribution and information systems functions. These increases were partially offset by lower expenses in the Company's Mexican operations as a result of the devaluation of the peso, and efficiencies achieved in the domestic direct branch/telemarketing operations. The 1994 increase primarily resulted from increased sales in the Company's worldwide operations. Additional expenses were incurred to consolidate several of the Company's distribution operations, increase its marketing and advertising expenditures, and expand its support for its export businesses.

A pre-tax restructuring charge of $4.0 million was recorded in 1994. See Note 14 to the Consolidated Financial Statements for additional information.

Interest expense increased by 13% in 1995 over 1994 compared to a 5% increase in 1994 over 1993. The primary reason for the 1995 increase was higher average interest rates, as the Company's average debt level decreased slightly in 1995. The primary reason for the 1994 increase was higher average debt levels. The higher debt levels resulted primarily from significantly higher inventory and receivable levels along with the financing of the Sickinger and Bates acquisitions. This increase was partially offset by the expiration of several of the Company's interest rate swaps in the fourth quarter of 1993 and lower debt levels in the Company's Mexican subsidiary.

Other income and expense netted to $903,000, $1,842,000, and $1,210,000 of expense in 1995, 1994, and 1993, respectively. The most significant factors affecting the favorable change in 1995 were a gain on the sale of the Company's manufacturing facility in Germany and a gain on the sale of stock received when an insurance company in which GBC holds policies converted from a mutual company to a stock company. The most significant factors affecting the unfavorable change in 1994 were higher currency losses primarily resulting from the devaluation of the Mexican peso and losses on sales of fixed assets.

Income Taxes

The Company's effective tax rate increased to 40.0% from 38.9% in 1994. The 1995 rate increased primarily as a result of a reduction in the tax benefit received from a tax allocation agreement between the Company and Lane Industries, Inc.. Numerous other items enter into the development of the Company's effective tax rate. Additional information is included in Note 10 to the Consolidated Financial Statements.

Net Income

The Company's net income per share increased 37% to $1.37 compared to 1994 net income per share of $1.00. Excluding the impact of the $2.5 million or $.16 per share after-tax restructuring charge in 1994, the Company's net income per share increased 18% or $.21 per share. Despite a decline in gross margins, as discussed above, net income improved on the strength of increased sales (up 9%) and a lower growth in selling, general and administrative expense (up 4%). The Company experienced improved profitability in all major channels of distribution with the exception of the ringmetals and the Mexican operations. The Company's net income per share increased $.05 to $1.00 in 1994. This increase was primarily attributed to continued growth in the worldwide film products operations and international and domestic core businesses along with improved performance in the Company's ringmetals division. This increase was partially offset by an after-tax restructuring charge of $2,504,000 or $.16 per share. Additional information is included in Note 14 to the Consolidated Financial Statements.

Other Events

During December 1994 the Mexican peso was devalued. The value of the Mexican peso compared to the U.S. dollar continued to weaken throughout 1995. The effect of the devaluation on the Company's results of operations for 1995 was approximately $.06 per share, however, the impact on 1994 was not material. Without the impact of the devaluation in 1995, the Company's Mexican operations sales and operating income would have been flat compared to 1994. The assets and liabilities of the Company's Mexican operations were translated into U.S. dollars in 1995 and 1994 resulting in unfavorable adjustments of $1,793,000 and $2,053,000, respectively. In accordance with SFAS No. 52, "Foreign Currency Translation," this adjustment is reflected in the Company's equity section of the balance sheet.

Liquidity and Capital Resources

Cash provided by operating activities increased to $26.9 million in 1995 compared with $5.2 million in 1994 and $15.0 million in 1993. The increase in cash flow in 1995 was primarily due to increased operating earnings and smaller increases in inventory and accounts receivable. Cash provided by operating activities decreased to $5.2 million in 1994 compared with $15.0 million in 1993. The decline in cash flow in 1994 was primarily due to an increase in inventory and accounts receivable levels.

Capital expenditures were $15.0 million in 1995 compared to $12.8 million in 1994, and $10.6 million in 1993. Major projects in 1995 included the first phase of the implementation of a new company-wide business enterprise information system and the continued investment in the film products division. 1995 capital expenditures on the new information system totaled $7.2 million. Also, an additional $1.9 million was expended by the film products division. Major projects in 1994 included the completion of a European production facility for the film products division and the construction of a ringmetals manufacturing operation in Costa Rica. Capital expenditures for 1993 included the expansion of the plant and production capacity of the Company's graphic operations, the expansion of the film products division into Europe, tooling for new products, and the renovation and remodeling of the Company's research and development facility in Northbrook.

Cash dividends paid in 1995 increased to $.42 per share compared to $.405 per share in 1994 and $.40 per share in 1993.

The Company had access to $50.7 million in short term credit lines and as of December 31, 1995 had $17.4 million in outstanding borrowings against these lines.

During 1995, the Company also had access to a $140.0 million credit agreement to fund both working capital and acquisition requirements. At the end of 1995, the Company had $36.0 million in borrowings against this agreement classified as long-term borrowings on the Company's balance sheet. Additional information is included in Note 6 to the Consolidated Financial Statements.

The Company believes that funds generated from operations combined with existing credit facilities are more than sufficient to meet currently anticipated capital needs along with any foreseeable acquisition requirements.

Acquisitions

In December of 1995, the Company acquired Pro-Tech Engineering Inc., a leading manufacturer and distributor of equipment and supplies to the rapidly growing digital graphics market. Pro-Tech had approximately $11 million in sales during fiscal 1995. In January 1996, GBC completed the acquisition of the T.A.C. Group, a leading distributor of office products in Australia. This company, which operates under the name Fordigraph, is a market leader in the sale of paper shredders, mail room equipment, laminating machines and supplies, presentation products, and binding systems. Fordigraph had sales of approximately U.S. $22 million in fiscal 1995. On August 26, 1994, the Company completed the purchase of the Sickinger Company. Sickinger manufactures paper punching machines as well as wire and plastic coil binding supplies.

Prospective Accounting Standard

In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (the "Statement") on accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to assets to be held and used. The Statement also establishes accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. The Company is required to adopt the Statement no later than January 1, 1996, although earlier implementation is permitted. The Statement is required to be applied prospectively for assets to be held and used. The initial application of the Statement to assets held for disposal is required to be reported as the cumulative effect of a change in accounting principle.

The Company plans to adopt the Statement as of January 1, 1996. At this time, the Company cannot reasonably estimate the impact the adoption of this standard will have on its financial statements.

                        Consolidated Statements of Income
                       (000 omitted except per share data)

                                                            Year Ended December 31        1995         1994         1993
Sales:
  Domestic                                                                            $293,188     $274,319      $246,790
  International                                                                        165,203      146,130       129,348
-------------------------------------------------------------------------------------------------------------------------
    Total sales                                                                        458,391      420,449       376,138
-------------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
  Cost of sales, including development and engineering                                 263,706      237,492       209,340
  Selling, service and administrative                                                  153,690      147,639       137,674
  Restructuring                                                                             --        4,000            --
  Interest                                                                               4,259        3,776         3,609
  Other expense, net                                                                       903        1,842         1,210
-------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                           422,558      394,749       351,833
-------------------------------------------------------------------------------------------------------------------------
Income Before Taxes                                                                     35,833       25,700        24,305
-------------------------------------------------------------------------------------------------------------------------
Income Taxes                                                                            14,333        9,997         9,311
-------------------------------------------------------------------------------------------------------------------------
Net Income                                                                            $ 21,500     $ 15,703      $ 14,994
                                                                                      --------     --------      --------
Net Income Per Common Share                                                           $   1.37     $   1.00      $    .95
                                                                                      --------     --------      --------
Dividends Per Common Share                                                            $    .42     $   .405      $    .40
                                                                                      --------     --------      --------
Average Number of Common Shares Outstanding                                             15,740       15,763        15,777
                                                                                      --------     --------      --------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                        Consolidated Balance Sheets
                                General Binding Corporation and Subsidiaries
                                       (000 omitted except share data)
                                                                                      December 31     1995          1994
Assets
-------------------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                                         $  6,864      $  5,569
Receivables, less allowances for doubtful
  accounts and sales returns: 1995 - $5,186, 1994 - $4,840                                          79,942        74,413
Inventories, at lower of cost or market                                                             79,605        76,010
Deferred tax assets                                                                                 10,412         8,807
Other                                                                                                3,825         6,355
-------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                           180,648       171,154
-------------------------------------------------------------------------------------------------------------------------
Plant and Equipment, at cost:
Land and land improvements                                                                           5,025         4,920
Buildings and leasehold improvements                                                                26,316        28,893
Machinery and equipment                                                                             95,330        95,986
Assets under capital leases                                                                             --           826
-------------------------------------------------------------------------------------------------------------------------
                                                                                                   126,671       130,625
Less-Accumulated depreciation and amortization                                                     (65,210)      (65,095)
-------------------------------------------------------------------------------------------------------------------------
    Net plant and equipment                                                                         61,461        65,530
                                                                                                  --------      --------
Other Assets:
Cost in excess of fair value of assets
  of acquired companies, net of amortization                                                        31,363        31,099
Other                                                                                               25,400        16,495
-------------------------------------------------------------------------------------------------------------------------
   Total other assets                                                                               56,763        47,594
-------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                      $298,872      $284,278
                                                                                                  --------      --------
-------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
-------------------------------------------------------------------------------------------------------------------------
Current Liabilities:
Notes payable                                                                                     $ 17,428      $ 23,814
Current maturities of long-term obligations                                                            505           674
Accounts payable                                                                                    23,600        20,647
Accrued liabilities-
  Salaries, wages and profit sharing contributions                                                  11,293         9,939
  Taxes, other than income taxes                                                                     2,761         2,839
  Deferred income on maintenance agreements                                                          8,556         8,426
  Other                                                                                             19,685        18,265
-------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                        83,828        84,604
-------------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current maturities                                                             43,890        42,020
                                                                                                  --------      --------
Other Long-Term Liabilities                                                                          9,855         9,340
                                                                                                  --------      --------
Deferred Tax Liabilities                                                                             7,158         7,225
                                                                                                  --------      --------
Stockholders' Equity:
Common stock, $.125 par value, shares authorized 20,000,000;
  shares issued 15,693,747 in 1995 and 1994                                                          1,962         1,962
Class B common stock, $.125 par value; shares authorized
  2,398,275; shares issued 2,398,275 in 1995 and 1994                                                  300           300
Additional paid-in-capital                                                                           7,267         6,562
Cumulative translation adjustments                                                                  (2,723)       (1,204)
Retained earnings                                                                                  168,219       153,330
-------------------------------------------------------------------------------------------------------------------------
                                                                                                   175,025       160,950
Less-Treasury stock - 2,357,910 shares in 1995
  and 2,344,235 shares in 1994                                                                     (20,884)      (19,861)
-------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                      154,141       141,089
                                                                                                  --------      --------
Total Liabilities and Stockholders' Equity                                                        $298,872      $284,278
                                                                                                  --------      --------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                    Consolidated Statements of Cash Flows
                 General Binding Corporation and Subsidiaries
                               (000 omitted)

                                                          Year Ended December 31          1995         1994         1993
-------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                                             $21,500      $15,703      $14,994
                                                                                       -------      -------      -------
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                                         12,814       12,081       10,747
  Increase (decrease) in non-current deferred taxes                                        240        1,280       (1,902)
  Provision for doubtful accounts                                                        1,584        1,774        1,303
  (Increase) in other long-term assets                                                  (4,209)      (5,154)      (2,733)
  Other                                                                                    878        1,483          871
Changes in current assets and liabilities:
  (Increase) in receivables                                                             (8,074)     (12,071)      (8,600)
  (Increase) in inventories                                                             (4,154)      (8,870)        (206)
  Decrease (increase) in other current assets                                            2,501       (2,313)        (259)
  (Increase) decrease in deferred tax assets                                            (1,681)      (1,123)         436
  Increase in accounts payable and accrued liabilities                                   5,585        2,732        1,955
  (Decrease) in taxes on income                                                             --         (301)      (1,588)
-------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                           26,984        5,221       15,018
                                                                                       -------      -------      -------
Cash Flows from Investing Activities:
Capital expenditures                                                                   (15,046)     (12,788)     (10,595)
Payments on acquisitions (net of cash acquired)                                         (1,458)      (3,453)      (4,985)
Proceeds from sale of plant and equipment                                                2,380        3,279          130
Government training subsidy from new plant investment                                      746           --           --
-------------------------------------------------------------------------------------------------------------------------
   Net cash (used in) investing activities                                             (13,378)     (12,962)     (15,450)
                                                                                       -------      -------      -------
Cash Flows from Financing Activities:
(Reduction) increase in notes payable                                                   (6,429)      13,651       (4,826)
Increase in long-term obligations                                                        2,147        2,802        6,022
(Reduction) of long-term obligations                                                      (535)        (901)        (424)
(Reduction) increase in current portion of long-term obligations                          (196)         236          160
Dividends paid                                                                          (6,611)      (6,384)      (6,312)
Purchases of treasury stock                                                             (1,141)        (975)        (507)
Proceeds from the exercise of stock options                                                624          438          113
-------------------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities                                 (12,141)       8,867       (5,774)
                                                                                       -------      -------      -------
Effect of exchange rates on cash                                                          (170)         (19)        (101)
-------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash & cash equivalents                                    1,295        1,107       (6,307)
Cash and cash equivalents at beginning of the year                                       5,569        4,462       10,769
                                                                                       -------      -------      -------
Cash and cash equivalents at end of the year                                           $ 6,864      $ 5,569      $ 4,462
                                                                                       -------      -------      -------
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
  Interest                                                                             $ 4,180      $ 3,667      $ 3,702
  Income taxes, net of refunds                                                          13,240       11,986       11,814

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   Consolidated Statements of Stockholders' Equity
                    General Binding Corporation and Subsidiaries
            (000 omitted, except number of shares and per share data)

                                                                                 Additional  Cumulative
                                     Common Stock            Treasury Stock      Paid-In     Translation Retained
                                 Shares         Amount     Shares      Amount    Capital     Adjustments Earnings  Total
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992     18,092,022<F3> $2,262<F3> (2,310,301) $(18,505) $6,013      $ 1,031     $135,329  $126,130
1993 translation adjustment              --         --             --        --      --         (930)          --      (930)
Exercise of stock options                --         --         15,182        36     120           --           --       156
Purchase of treasury stock               --         --        (35,493)     (507)     --           --           --      (507)
Net income in 1993                       --         --             --        --      --           --       14,994    14,994
Dividends paid ($.40 per share)          --         --             --        --      --           --       (6,312)   (6,312)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993     18,092,022<F3> $2,262<F3> (2,330,612) $(18,976) $6,133      $   101     $144,011  $133,531
1994 translation adjustment              --         --             --        --      --       (1,305)          --    (1,305)
Exercise of stock options                --         --         38,098        90     429           --           --       519
Purchase of treasury stock               --         --        (51,721)     (975)     --           --           --      (975)
Net income in 1994                       --         --             --        --      --           --       15,703    15,703
Dividends paid ($.405 per share)         --         --             --        --      --           --       (6,384)   (6,384)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994     18,092,022<F3> $2,262<F3> (2,344,235) $(19,861) $6,562      $(1,204)    $153,330  $141,089
1995 translation adjustment              --         --             --        --      --       (1,519)          --    (1,519)
Exercise of stock options                --         --         49,722       118     705           --           --       823
Purchase of treasury stock               --         --        (63,397)   (1,141)     --           --           --    (1,141)
Net income in 1995                       --         --             --        --      --           --       21,500    21,500
Dividends paid ($.42 per share)          --         --             --        --      --           --       (6,611)   (6,611)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995     18,092,022<F3> $2,262<F3> (2,357,910) $(20,884) $7,267      $(2,723)    $168,219  $154,141
                                 ----------     ------     ----------- --------- ------      --------    --------  --------

<F3>Includes Class B Common Stock for the years ended December 31, 1992 through 1995--Shares 2,398,275, Amount $300,000.

Market for Registrant's Common Stock and Related Stockholder Matters

Principal Market and Price Range
The following table shows the range of closing prices for the common stock in the NASDAQ National Market System for the calendar quarters indicated below:

Prices                                 1995                   1994
                                  High      Low         High        Low
                                  ----      ---         ----        ---
First Quarter                     $20       $14 1/4     $16 1/4     $14 3/8
Second Quarter                     19 1/4    16          18 3/8      14 3/4
Third Quarter                      22 1/4    16          20 3/4      17
Fourth Quarter                     23        19 1/4      22          18

Dividends
The following table shows the dividends paid per share during the calendar quarters indicated below:

Dividends Paid                 1995        1994
                               ----        ----
First Quarter                 $ .105      $ .10
Second Quarter                  .105        .10
Third Quarter                   .105        .10
Fourth Quarter                  .105        .105
                              ------      ------
  Total                       $ .420      $ .405

Cash dividends have been paid each quarter commencing with the fourth quarter of 1975. The future payment of dividends and any increases therein are within the discretion of the Company's Board of Directors and will depend, among other factors, on working capital requirements, capital expenditures and earnings growth of the Company. On March 21, 1996, the Company paid a quarterly dividend of $.105 per share.

Approximate Number of Equity Security Holders

                                         Number of Record Holders
Title of Class                           as of February 29, 1996
--------------                           ------------------------
Common Stock, $.125 par value                      709<F4>
Class B Common Stock, $.125 par value                1

<F4>Per latest report of Transfer Agent. Each security dealer holding shares in a street name for one or more individuals is counted as only one record holder.

                     Notes to Consolidated Financial Statements
                    General Binding Corporation and Subsidiaries

(1) Summary of Significant Accounting Policies

(A) Consolidation

The consolidated financial statements include the accounts of the Company and its domestic and international subsidiaries. All of these international subsidiaries have November 30 fiscal year-ends except for Canada and Mexico. Intercompany accounts and transactions have been eliminated in consolidation.

Investments in significant companies which are 20% to 50% owned are treated as equity investments and the Company's share of earnings is included in income.

(B) Cash and Cash Equivalents

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

(C) Inventory Valuation

Inventories are valued at the lower of cost or market on a first-in, first-out basis. Inventory costs include labor, material and factory overhead.

(D) Depreciation of Plant and Equipment

Depreciation of plant and equipment is computed using principally the straight-line method over the following estimated lives:

Buildings                                      30-40 years
Machinery and equipment                         3-20 years
Leasehold improvements                       Term of lease

The cost and accumulated depreciation of items sold or retired are removed from the asset accounts and the resulting gain or loss is recognized in income.

(E) Goodwill and Other Intangible Assets

Goodwill and other intangibles are generally amortized using the straight-line method over their estimated useful lives, not exceeding 40 years. Accumulated amortization of goodwill amounted to $5,684,000 in 1995 and $4,788,000 in 1994.

(F) Compensated Absences

The Company follows the policy of accruing vacation pay for all employees.

(G) Income Taxes

Since 1986, the Company's policy for earnings from its international subsidiaries has been to provide appropriate income taxes on the earnings expected to be distributed to the Company. In 1995, 1994 and 1993, current earnings of all international subsidiaries other than GBC Canada and Mexico were considered remitted to the United States for the purpose of determining income tax expense for the year. In addition, in 1988, the Company implemented a balance sheet hedging strategy for its international operations and as a result provided appropriate income taxes on approximately $4,449,000 of pre-1986 earnings of its international subsidiaries. Approximately $1,835,000 of these earnings were remitted in the years 1988 through 1995, and the balance is expected to be remitted in future years.

As of December 31, 1995, the cumulative amount of undistributed earnings of international subsidiaries upon which income taxes have not been provided was approximately $14.7 million. In the opinion of management, this amount remains indefinitely reinvested by the international subsidiaries.

(H) Net Income per Common Share

Net income per common share is based on the weighted average number of common shares outstanding for each year. Assuming exercise of all outstanding stock options, net income per common share would not be materially different from net income per common share as reported.

(I) Stock Option Compensation

Stock option compensation cost applicable to the non-qualified restricted plans is valued at the date of the grant and recorded as compensation expense as the options become exercisable.

(J) Deferred Service Income

Income under maintenance agreements is deferred and recognized over the term (primarily 1 to 2 years) of the agreements on a straight-line basis.

(K) Prospective Accounting Standard

In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (the "Statement") on accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to assets to be held and used. The Statement also establishes accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. The Company is required to adopt the Statement no later than January 1, 1996, although earlier implementation is permitted. The Statement is required to be applied prospectively for assets to be held and used. The initial application of the Statement to assets held for disposal is required to be reported as the cumulative effect of a change in accounting principle.

The Company plans to adopt the Statement on January 1, 1996. At this time, the Company cannot reasonably estimate the impact the adoption of this standard will have on its financial statements.

(L) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required the use of certain estimates by management in determining the entity's assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

(2) Foreign Currency Exchange and Translation

Foreign currency translation adjustments have been excluded from the Consolidated Statements of Income and are recorded in a cumulative translation adjustment account as a separate component of stockholders' equity. The accompanying Consolidated Statements of Income include net gains and losses on foreign currency transactions. Such amounts are reported as other income/expense and are summarized as follows (000 omitted):

                                              Foreign Currency
Year Ended                                         Transaction
December 31                                         Gain/(Loss)<F5>
                                              ----------------
1995                                                     $(612)
1994                                                     $(329)
1993                                                     $(155)
                                              ----------------
<F5>Foreign currency transaction gains/losses are subject to income taxes at the respective country's effective tax rate.

(3) Inventories

Inventories are summarized as follows (000 omitted):
                                              Finished    Work in    Raw
December 31                       Total       Goods       Process    Materials
-----------                       -------     ---------   -------    ---------
1995                              $79,605     $53,990     $5,473     $20,142
1994                              $76,010     $49,090     $6,092     $20,828
                                  -------     -------     -------    -------

(4) Profit Sharing and Pension Plans

Substantially all full-time domestic employees (excluding U.S. RingBinder union employees, Sickinger employees and Pro-Tech employees) are eligible to participate in a defined contribution profit sharing plan. The Company is required to make annual contributions, as defined, to a trust fund for employees participating in the plan. The Company may make additional contributions for any year and has done so annually, except in 1968, since establishment of the plan. Contributions charged to expense were $2,147,000 in 1995, $2,092,000 in 1994, and $2,122,000 in 1993. Employee participation in the plan is optional. Participating employees must contribute 2%, but cannot contribute more than 12% of total compensation. As of January 1, 1996, the defined contribution profit sharing plan was converted to a 401(K) plan.

The Company also has one separate active domestic defined benefit pension plan (U.S. RingBinder Company Pension Plan for Union Member Employees) and two frozen domestic defined benefit pension plans (The Guaranteed Retirement Income Plan and the U.S. RingBinder Corporation Defined Benefit Pension Plan). The active defined benefit plan covers substantially all U.S. RingBinder union member employees. The plan provides benefits that are based on the employee's years of credited service. The Company's funding policy towards all domestic plans is to fund the plans annually in accordance with ERISA and Federal tax regulations. All domestic plans utilize the entry age normal funding actuarial method to calculate the annual normal cost. The plans' assets consist of cash and cash equivalents, debt, equity and government securities.

VeloBind was acquired by the Company on November 1, 1991. On this date, all of VeloBind's full-time employees became eligible for the same profit sharing and pension plans as the Company's domestic employees. Prior to acquisition, VeloBind maintained a 401(K) Savings Incentive Plan. Upon acquisition, this plan was frozen with all Company and employee contributions suspended. Distributions from the Savings Incentive Plan are made upon retirement, death or disability, termination of employment or exercise of the limited withdrawal rights provided under the Savings Incentive Plan.

The Company's international subsidiaries have adopted a variety of defined benefit and defined contribution plans. These plans provide benefits that are based upon the employee's years of credited service. The benefits payable under these plans, for the most part, are provided by the establishment of trust funds or the purchase of insurance annuity contracts.

Net periodic pension expense for the pension plans for the years 1995, 1994 and 1993 was as follows (000 omitted):
                                                                            1995         1994         1993
----------------------------------------------------------------------------------------------------------------------
Domestic pension plans                                                     $  117       $  199        $  39
International subsidiary pension plans                                      1,194        1,247          786
----------------------------------------------------------------------------------------------------------------------
   Total expense                                                           $1,311       $1,446        $ 825
                                                                            -----       ------        -----

The following rates were used in determining the actuarial present value of accumulated plan benefits for the Company's pension plans:

                                                                  1995                          1994
                                                         Domestic     International      Domestic     International
----------------------------------------------------------------------------------------------------------------------
Discount rate                                                 8.0%    4.0%-15.0%              8.0%    4.0%-15.0%
Weighted average investment return rate                       9.5%    4.5%-16.0%              9.5%    4.5%-16.0%
Salary increase rate                                     4.5%-5.0%    4.0%-12.0%         4.5%-5.0%    4.0%-12.0%
                                                         --------     ----------         --------     ----------

Net periodic pension expense/(income) for 1995, 1994 and 1993 includes the following components (000 omitted):
                                                1995                        1994                       1993
                                        Domestic   International     Domestic  International     Domestic  International
------------------------------------------------------------------------------------------------------------------------
Service cost-
  benefits earned during the period     $237       $1,102            $167      $1,087            $128      $  758
Interest cost on projected
  benefit obligations                    281          940             297         866             277         701
Actual return on assets                 (288)      (1,173)            (21)       (509)           (255)     (1,505)
Net amortization and deferral           (113)         325            (244)       (197)           (111)        832
                                        -----      -------           -----     -------           -----     -------
Net periodic pension expense            $117       $1,194            $199      $1,247            $ 39      $  786
                                        -----      -------           -----     -------           -----     -------

The following table sets forth the plans' funded status at
December 31, 1995 and 1994 (000 omitted):
                                                         December 31, 1995                   December 31, 1994
                                                Projected              Assets Exceed Projected              Assets Exceed
                                                Benefit                Projected     Benefit                Projected
                                                Obligations            Benefit       Obligations            Benefit
                                                Exceed Assets          Obligations   Exceed Assets          Obligations
--------------------------------------------------------------------------------------------------------------------------
                                               Domestic International International Domestic International International
--------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefits                              $3,457   $ 7,739       $1,495        $2,890   $ 7,412       $1,741
   Non-vested benefits                              64       233          266            54       111          144
                                                ------   -------       ------        ------   -------       ------
Accumulated benefit obligations                  3,521     7,972        1,761         2,944     7,523        1,885
Effect of projected future compensation levels     866     3,778          672           467     3,984          714
                                                ------   -------       ------        ------   -------       ------
Projected benefit obligations                    4,387    11,750        2,433         3,411    11,507        2,599
Plan assets at fair value                        3,169     9,159        3,333         2,940     8,198        3,485
                                                ------   -------       ------        ------   -------       ------
Plan assets (less than) in excess of projected
   benefit obligations                          (1,218)   (2,591)         900          (471)   (3,309)         886

Unrecognized net loss (gain) due to past
   experience different from assumptions         1,612     2,157         (260)        1,137     3,361         (187)

Unrecognized prior service cost                    141       421           --            64       463           25
Adjustment to recognize minimum liability         (357)     (368)          --          (724)     (196)          --
Unrecognized net (asset) obligation
   at October 1, 1986 to be amortized over
   average remaining service of participants      (251)     (959)          66          (267)   (1,103)          13
                                                ------   -------       ------        ------   -------       ------
(Accrued) prepaid pension cost                  $  (73)  $(1,340)      $  706        $ (261)  $  (784)      $  737
                                                ------   -------       ------        ------   -------       ------

(5) Postretirement Benefits other than Pensions

The Company currently provides certain health care benefits for eligible domestic retired employees. Employees may become eligible for those benefits if they have fulfilled specific age and service requirements.

In 1993, the Company adopted the Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires companies to accrue the cost of postretirement benefits during the service lives of employees. The Company elected to amortize over a twenty year period the accumulated liability, measured as of December 31, 1992, of $1,905,000. The accumulated liability was subsequently increased by $757,000 in 1995 and will be amortized over the remaining 17 years. Prior to adopting this standard, the Company recognized these costs as the benefits were paid.

Net periodic postretirement benefit expense consisted of the following components (000 omitted):

                                           1995     1994     1993
                                           ----     ----     ----
Service cost                               $123     $194     $173
Interest cost                               158      163      152
Net amortization of initial
transition obligation                        95       95       95
                                           ----     ----     ----
Net periodic postretirement
benefit costs                              $376     $452     $420
                                           ----     ----     ----

The projected liabilities which are not funded are as follows (000 omitted):

                                           1995        1994
                                           ----        ----
Accumulated postretirement
benefit obligations:
Retired participants
and beneficiaries                        $2,074      $1,094
Active participants eligible
for retirement                              371         270
Other active participants                 1,175         805
                                         ------      ------
Total benefit obligation                  3,620       2,169
Experience (loss) gain                     (665)         26
Unrecognized transition
obligation                               (2,376)     (1,714)
                                         ------      ------
Accrued postretirement
benefit cost                             $  579      $  481
                                         ------      ------

The following assumptions used in determining the expense and obligation are listed below:
                                           1995        1994
                                           ----        ----
Discount rate                                8%          8%
Health care cost increase                    9%         10%

The rate of increase in the per capita cost of covered health benefits was assumed to be 9% in 1995, decreasing gradually to 6% by the year 2000 and remaining at that level thereafter.

The effect of a 1% increase in the medical trend assumption would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $236,000 and increase the net periodic cost by $47,000.

The Company monitors the cost of the plan, and has, from time to time, changed the benefits provided under this plan. The Company reserves the right to make additional changes or terminate these benefits in the future. Any changes in the plan or revisions of the assumptions affecting expected future benefits may have a significant effect on the amount of the obligation and annual expense.

(6) Debt and Credit Arrangements

Information regarding short-term debt for the three years ended December 31, 1995, 1994, and 1993, is as follows (000 omitted):

                                                                          Maximum                    Weighted
                                                           Weighted     month-end        Average      average
                                                            average       balance         amount     interest
                                            Balance        interest   outstanding    outstanding         rate
                                             at end     rate at end        during         during       during
                                            of year         of year      the year       the year     the year
                                               <F6>            <F7>          <F8>           <F9>        <F10>
--------------------------------------------------------------------------------------------------------------
1995
Notes payable to banks                      $17,428            7.8%       $19,012        $17,045         8.5%
1994
Notes payable to banks                       23,814            6.4%        34,143         22,875         6.4%
1993
Notes payable to banks                        9,625            9.2%        14,282         12,176         9.8%

<F6>Notes payable by the Company's foreign subsidiaries were $9,588,000 in 1995, $9,443,000 in 1994, and $9,625,000 in 1993.
<F7>The rate for 1994 and 1993 includes Mexican borrowings at a rate which is influenced by the rate of inflation in that country. The weighted average interest rate for notes payable to banks, excluding such borrowings, for the years ended
December 31, 1994 and 1993 would be 6.3% and 8.2%, respectively. The weighted average interest rate is computed by dividing the annualized interest expense for the short-term debt outstanding by the short-term debt outstanding at
December 31.
<F8>The composition of the Company's short-term debt will vary by category at any point in time during the year.
<F9>Average amount outstanding during the year is computed by dividing the total daily outstanding principal balances by 365 days.
<F10>The weighted average interest rate during the year for notes payable to banks excluding Mexican borrowings, for the years ended December 31, 1994 and 1993 would be 6.1% and 7.4%, respectively. The weighted average interest rate during the year is computed by dividing the actual short-term interest expense by the average short-term debt outstanding.

Long-term debt consists of the following at December 31, 1995 and 1994 (000 omitted):

                                                                                                    1995         1994
---------------------------------------------------------------------------------------------------------------------
Revolving credit agreement--portion classified as long-term on the basis of the Company's intention to refinance these borrowings (weighted average interest rate
 - 6.25% at December 31, 1995 and 5.7% at December 31, 1994)                                     $36,000      $36,000
Note payable, due monthly November 1994 to October 2004
(interest rate--8.85% at December 31, 1995 and 1994)                                               3,137        3,237
Note payable, due June 2000
(interest rate--7.05% at December 31, 1995)                                                        2,008           --
Industrial revenue bond, due annually from July 1994 to July 2008
(floating interest rate--5.0% at December 31, 1995 and 5.3% at December 31, 1994)                  2,200        2,350
Industrial revenue bond, due annually from June 2002 to June 2007
(floating interest rate--5.20% at December 31, 1995 and 5.65% at December 31, 1994)                1,050          909
                                                                                                  ------       ------
                                                                                                  44,395       42,496
Less--current maturities                                                                             505          476
                                                                                                  ------       ------
Total long-term debt                                                                             $43,890      $42,020
                                                                                                  ------       ------

The Company has short-term lines of credit aggregating $50.7 million from various banks worldwide, of which $35.7 million are with foreign banks or foreign branches of banks. Interest rates on these lines of credit are primarily at the prime rate or the lender's cost of funds plus margin. These arrangements are reviewed annually for renewal.

During the first half of the year, the Company had access to a $62.5 million revolving credit agreement to fund both working capital and acquisition requirements. Interest was payable at varying rates provided for in these agreements and the Company paid a commitment fee of 15/100 of one percent on the total commitment amount of $62.5 million. This agreement was terminated July 25, 1995.

In July of 1995, the Company entered into a new revolving credit agreement with a group of lenders under which the Company can borrow up to $140.0 million under a bid option facility at any time until July 2000. Interest is payable at varying rates provided for in the loan agreement. The Company agreed to pay an annual facility fee of 1/10 of one percent on the total commitment amount of $140.0 million.

The revolving credit agreement contains, among other things, certain restrictive covenants. Under the most restrictive of the covenants, the Company and its subsidiaries must maintain a funded debt ratio at not more than 0.55 to 1.0, an interest coverage ratio of not less than 4.0 to 1.0, and a fixed charge coverage ratio of not less than 1.5 to 1.0. The Company was in compliance with these covenants at December 31, 1995.

As of December 31, 1995, the Company had $36.0 million in borrowings against this agreement classified as long-term borrowings on the Company's balance sheet.

The scheduled maturities of long-term debt for each of the five years subsequent to December 31, 1995, are as follows (000 omitted):

Year Ending December 31                      Amount
                                            -------
1996                                           $505
1997                                            505
1998                                            505
1999                                            505
2000                                            505

(7) Financial Instruments

Many of the Company's financial instruments (including cash and cash equivalents, accounts and notes receivable, notes payable and other accrued liabilities) carry short-term maturities. As such instruments have short-term maturities, their fair values approximate the carrying values. Substantially all of the Company's long-term obligations, including current maturities of long-term obligations, have floating interest rates. The fair value of these instruments also approximates the carrying values.

Interest Rate Swaps and Caps

The Company enters into interest rate swap and interest rate cap agreements to hedge interest rate exposure on floating rate debt. At December 31, 1995, the Company had outstanding five interest rate swaps with commercial banks ("counterparties"), having a total notional principal amount of $23 million (no exchange of principal was involved) with various maturity dates through September 1999.

Under these agreements, the Company is obligated at a weighted average interest rate of 6.5% with payments due quarterly until maturity. The floating rate from counterparties is based on the three month U.S. dollar LIBOR rate (5.656% at December 31, 1995).

The Company accounts for its swaps by accruing the differential to be paid or received as interest rates change over the life of the agreements.
At December 31, 1995, the fair value of the interest rate swaps was ($589,000) and represented the amounts the Company would have had to pay to terminate the agreements. At December 31, 1994, the fair value of the interest rate swaps was $427,000 and represented the amounts the counterparties would pay the Company if the agreements were terminated.

During 1994, the Company entered into three interest rate cap agreements with commercial banks having a total notional principal amount of $15 million. The beginning effective date for these agreements was September 30, 1994 with various maturity dates through September 1998. The Company was required to pay a one-time fee in exchange for the counterparties' obligation to pay the Company the difference between the three month U.S. dollar LIBOR interest rate and 7.5% in the event that the LIBOR interest rate exceeds 7.5%. Fees for interest rate caps are capitalized and amortized over the life of the cap agreement. At December 31, 1995, and 1994, the carrying values in the Company's balance sheet for interest rate caps was $145,000 and $218,000, respectively. Fair values of the interest rate caps at December 31, 1995, and 1994 were $12,000 and $345,000, respectively, and represented the amounts the counterparties would pay the Company if the agreements were terminated.

The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap and cap agreements, however, the Company believes that the risk of loss is remote.

Foreign Exchange Contracts

The Company also enters into foreign exchange contracts to hedge foreign currency exchange risk. These contracts primarily hedge inventory purchases, royalties and management fees. The hedged transactions are recorded based upon the nature of the transaction (e.g., costs related to inventory purchases are recorded to inventory and recognized in cost of sales). At December 31, 1995, the Company had foreign exchange contracts with various dates of maturity through December 31, 1996, to purchase $518,000 in foreign currency and $14.2 million in U.S. dollars. The fair market value of the contracts at the 1995 year-end end spot rate was approximately $350,000 greater than the contracted amounts. At December 31, 1994, the Company had foreign exchange contracts with various dates of maturity through December 31, 1995 to purchase $31.2 million in U.S. dollars. The fair market value of the contracts at the 1994 year-end spot rate was approximately $400,000 greater than the contracted amount.

(8) Rents and Leases

Following is a schedule summarizing, by year, the future minimum rental payments and guaranteed residual payments required for all noncancelable lease terms in excess of one year as of December 31, 1995 (000 omitted):

Year Ending December 31                                    Operating
                                                             Leases
                                                           ---------
1996                                                        $ 9,470
1997                                                          7,257
1998                                                          5,027
1999                                                          3,655
2000                                                          2,986
Future years                                                 14,136
                                                            --------
 Total minimum lease payments                               $42,531
                                                            --------

Total rental expense for the years ended December 31, 1995, 1994 and 1993 was $8,235,000, $7,693,000, and $7,442,000, respectively.

(9) Common Stock and Stock Options

The Company's Certificate of Incorporation provides for 20,000,000 authorized shares of common stock, $.125 par value per share and 2,398,275 shares of Class B common stock, $.125 par value per share. Each Class B share is entitled to 15 votes and is to be automatically converted into one share of common stock upon transfer thereof. All of the Class B shares are owned by Lane Industries, Inc., the Company's majority stockholder.

The Company has two non-qualified stock option plans adopted in 1980 and 1989 for officers, including officers who are directors, and other key employees of the Company. The 1980 plan terminated in 1990, however the options granted under this plan may be exercised at various times until January 1998. Under both plans, options may be granted during a ten-year period at a purchase price of not less than 85% of the fair market value on the date of the grant. Options granted may be exercised in four equal parts over a period not to exceed eight years from the date of grant, except that no part of an option may be exercised until at least one year from the date of grant has elapsed. In addition, the 1989 plan also provides that any option granted under the 1989 plan may include a grant of stock appreciation rights simultaneously with the grant of the option or any time within six months thereafter prior to the exercise, termination or expiration of such option. The Company did not grant any stock appreciation rights during 1995 or 1994. The Company reserved 1,050,000 shares of its common stock for subsequent issuance pursuant to the 1989 plan. At December 31, 1995, 263,050 shares and 36,833 shares, respectively, were available for purchase pursuant to the 1989 and 1980 plans.

A summary of the stock option activity under the 1980 and 1989 plans is as follows:

Year Ended December 31                                    1995           1994
                                                          ----           ----
Shares under option at
beginning of year                                      281,355        291,876
Options granted                                         78,200         44,000
Options exercised                                      (49,722)       (38,098)
Options expired/canceled                                (9,950)       (16,423)
                                                       -------        -------
Shares under option
at end of year                                         299,883        281,355
                                                       -------        -------
Options exercisable                                     57,204         59,239
                                                       -------        -------
Option prices per common share
  Granted during the year                           $15 to $18     $15 to $21
  Exercised during the year                         $ 6 to $20     $ 4 to $17
  Expired/canceled
  during the year                                   $15 to $20     $16 to $20
Exercise price of options
outstanding at year-end                             $ 8 to $21     $ 6 to $21

Upon the exercise of options, the proceeds are credited to the treasury stock and additional paid-in capital accounts. Compensation costs previously accrued are credited to additional paid-in capital upon the exercise of non-qualified options.

(10) Income Taxes
Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The provisions of SFAS 109 were applied retroactively to January 1, 1990. SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. The adoption of SFAS 109 resulted in a cumulative effect charge of $1,134,000 or $.07 per common share at January 1, 1990. The provision for income taxes was as follows (000 omitted):

                                          1995       1994        1993
                                          ----       ----        ----
Currently payable:
  Federal                              $10,449     $5,975     $ 6,393
  State                                  1,576      1,092       1,043
  Foreign                                3,671      2,294       3,770
                                        ------     ------      ------
Total current                          $15,696     $9,361     $11,206
                                        ------     ------      ------
Deferred payable:
  Federal                              $(1,672)    $  195     $  (764)
  Foreign                                  309        441      (1,131)
                                        ------     ------      ------
Total deferred                          (1,363)       636      (1,895)
                                        ------     ------      ------
Total provision                        $14,333     $9,997     $ 9,311
                                        ------     ------      ------

The Company's effective income tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                             1995        1994          1993
                                            -----       -----          ----
U.S. statutory rate                         35.0%       35.0%         35.0%
Tax allocation benefit<F11>                  0.0%      ( 2.8)%       ( 2.1)%
State income taxes, net of
  Federal income tax benefit                 2.9%        2.8%          2.8%
Net effect of international
  subsidiaries' foreign tax
  rates after balance sheet
  translation gains and losses               0.3%        2.0%          2.0%
Net effect of remission of
  foreign earnings                           1.1%        0.5%       ( 0.2)%
VeloBind non-tax
  deductible purchase
  accounting adjustments                     0.7%        1.0%          1.1%
Other, net                                   0.0%        0.4%       ( 0.3)%
                                            -----       -----        ------
Effective tax rate                          40.0%       38.9%         38.3%
                                            -----       -----        ------

<F11>The benefit results from a tax allocation agreement between the Company and
Lane Industries, Inc. entered into in 1978. Under the terms of the agreement, Lane Industries, Inc. has agreed to share with the Company a portion of the Federal income tax savings, if any, resulting from filing consolidated income tax returns. Lane Industries, Inc. is the Company's majority stockholder.

Income before taxes was as follows (000 omitted):
                                                 1995        1994        1993
                                              -------     -------     -------
United States                                 $24,542     $19,507     $18,532
Foreign                                        11,291       6,193       5,773
                                              -------     -------     -------
Total income
  before taxes                                $35,833     $25,700     $24,305
                                              -------     -------     -------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (000 omitted):

Year Ended December 31                                1995            1994
                                                    ------          ------
Deferred tax assets:
  Inventory                                         $2,553         $ 2,412
  Foreign                                            1,111           1,207
  Worker's compensation                                841             750
  Restructuring reserves                             2,639           2,089
  Vacation pay                                         799             753
  Other                                              2,470           1,596
  Foreign tax credits                                3,592           3,317
  Capital loss carryovers                              313             496
  Net operating loss carryovers                      2,123           2,200
                                                    ------          ------
  Gross deferred tax assets                         16,441          14,820
                                                    ------          ------
  Valuation allowance                               (6,029)         (6,013)
                                                    ------          ------
  Total deferred tax assets                        $10,412         $ 8,807
                                                    ------          ------
Deferred tax liabilities:
  Depreciation                                     $ 3,168         $ 3,493
  Amortization                                         534             688
  Foreign                                            2,204           1,995
  Withholding taxes                                    847             569
  Other                                                405             480
                                                    ------          ------
Total deferred tax liabilities                       7,158           7,225
                                                    ------          ------
Net deferred tax assets                            $ 3,254         $ 1,582
                                                    ------          ------

A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The net deferred tax assets reflect management's estimate of the amount which will be realized from future profitability which can be predicted with reasonable accuracy.

The Company provides U.S. income taxes on the earnings expected to be distributed by its foreign subsidiaries. Under the current remitter concept, the Company has excess foreign tax credits available to reduce Federal income taxes in future years. The Company has established a valuation allowance for the foreign tax credits that the Company anticipates will expire unutilized five years after cash dividends are actually paid.

At December 31, 1995, the Company had $2,123,000 of net operating loss carryforwards available to reduce future taxable income of certain international subsidiaries. These loss carryforwards expire in the years 1996 through 2002 or have an unlimited carryover period. A valuation allowance has been provided for a portion of the deferred tax assets related to those loss carryforwards which will most likely expire unutilized.

(11) Business Segments and Foreign Operations

General Binding Corporation, incorporated in 1947, and its subsidiaries (herein referred to as "GBC" or "Company") are engaged predominantly in one line of business, namely the design, manufacture and distribution of a broad line of business machines and related supplies. This broad line includes system applications in the areas of binding, laminating, shredding and security identification. These products are manufactured in nineteen plants in the United States and abroad. GBC products are sold through a network of direct sales and telemarketing personnel, dealers, distributors and wholesale stationers. The Company provides maintenance and repairs on the machines it sells through a trained field service organization and through trained dealers.

The Company's machines and supplies are sold primarily in North America, Europe, Japan and Australia to users in the business, education, graphic arts, health, recreation and government markets. With this broad base of customers, GBC is not dependent upon any single customer for a significant portion of its business.

Financial information for the three years ended December 31, 1995, 1994 and 1993, by geographical area is summarized below. Sales between geographic areas are made at market value less allowances for additional manufacturing, marketing and administrative costs to be incurred by the affiliated company. For purposes of complying with Statement of Financial Accounting Standards No. 14, export sales to foreign customers ($15,039,000 in 1995, $12,773,000 in 1994 and
$11,163,000 in 1993) have been classified in the following tables as part of the United States sales.

(000 omitted):
                                                                                     United                Other
Year Ended December 31, 1995                           Total        Eliminations     States     Europe     International
------------------------------------------------------------------------------------------------------------------------
Sales:
  Unaffiliated customers                               $458,391     $     --         $308,220   $87,202    $62,969
  Between geographic areas                                   --      (42,485)          37,983     1,639      2,863
                                                       --------     --------         --------   -------    -------
                                                        458,391      (42,485)         346,203    88,841     65,832
                                                       --------     --------         --------   -------    -------
Operating income                                         40,995          603           25,782     9,902      4,708
Other income (expense)<F12>                                (903)      (2,446)           3,654    (1,715)      (396)
Interest (expense)                                       (4,259)         203           (3,385)     (808)      (269)
                                                       --------     --------         --------   -------    -------
Income before taxes                                    $ 35,833     $ (1,640)        $ 26,051   $ 7,379    $ 4,043
                                                       --------     --------         --------   -------    -------
Assets                                                 $298,872     $(21,532)        $239,152   $44,801    $36,451
Depreciation and amortization                          $ 12,814     $     --         $ 10,300   $ 1,981    $   533
                                                       --------     --------         --------   -------    -------
Capital expenditures                                   $ 15,046     $     --         $ 13,591   $ 1,077    $   378
                                                       --------     --------         --------   -------    -------

                                                                                     United                Other
Year Ended December 31, 1994                           Total        Eliminations     States     Europe     International
------------------------------------------------------------------------------------------------------------------------
Sales:
  Unaffiliated customers                               $420,449     $     --         $287,091   $71,397    $61,961
  Between geographic areas                                   --      (39,385)          36,560       692      2,133
                                                       --------     --------         --------   -------    -------
                                                        420,449      (39,385)         323,651    72,089     64,094
                                                       --------     --------         --------   -------    -------
Operating income<F13>                                    31,318          633           20,851     5,310      4,524
Other income (expense)<F12>                              (1,842)      (2,239)           2,837    (1,821)      (619)
Interest (expense)                                       (3,776)          89           (2,995)     (683)      (187)
                                                       --------     --------         --------   -------    -------
Income before taxes                                    $ 25,700     $ (1,517)        $ 20,693   $ 2,806    $ 3,718
                                                       --------     --------         --------   -------    -------
Assets                                                 $284,278     $(27,463)        $230,576   $45,792    $35,373
                                                       --------     --------         --------   -------    -------
Depreciation and amortization                          $ 12,081     $     --         $  9,994   $ 1,440    $   647
                                                       --------     --------         --------   -------    -------
Capital expenditures                                   $ 12,788     $     --         $  6,459   $ 5,457    $   872
                                                       --------     --------         --------   -------    -------
                                                                                     United                Other
Year Ended December 31, 1993                           Total        Eliminations     States     Europe     International
------------------------------------------------------------------------------------------------------------------------
Sales:
  Unaffiliated customers                               $376,138     $     --         $257,953   $63,576    $54,609
  Between geographic areas                                   --      (41,377)          35,955       202      5,220
                                                       --------     --------         --------   -------    -------
                                                        376,138      (41,377)         293,908    63,778     59,829
                                                       --------     --------         --------   -------    -------
Operating income                                         29,124          171           19,870     5,117      3,966
Other income (expense)<F12>                              (1,210)      (1,451)           1,990    (1,507)      (242)
Interest (expense)                                       (3,609)          --           (2,483)     (622)      (504)
                                                       --------     --------         --------   -------    -------
Income before taxes                                    $ 24,305     $ (1,280)        $ 19,377   $ 2,988    $ 3,220
                                                       --------     --------         --------   -------    -------
Assets                                                 $251,109     $(14,985)        $203,895   $30,327    $31,872
                                                       --------     --------         --------   -------    -------
Depreciation and amortization                          $ 10,747     $     --         $  8,660   $ 1,011    $ 1,076
                                                       --------     --------         --------   -------    -------
Capital expenditures                                   $ 10,595     $     --         $  9,064   $   812    $   719
                                                       --------     --------         --------   -------    -------

<F12>Other income (expense) is comprised principally of foreign currency transaction gains and losses, interest income, dividend and royalty income, gains and losses on the disposal of capital assets, amortization of goodwill, patents and other transactions.

<F13>Operating income for the United States, Europe and Other International includes restructuring charges of $3.4 million, $.2 million and $.4 million, respectively, for the year ended December 31, 1994.

This table illustrates the ratio of revenue contribution of business machines, supplies and service for the last three fiscal years:

                                   1995     1994     1993
                                   ----     ----     ----
Business machines                   24%      25%      24%
Related supplies
  and service<F14>                  76%      75%      76%

<F14>Includes the ringmetal business.

(12) Quarterly Financial Data (Unaudited)
Summarized quarterly financial data for 1995 and 1994 was as follows (000 omitted, except per share data):

1995                     Three Months Ended     March 31     June 30      Sept. 30     Dec. 31
-----------------------------------------------------------------------------------------------
Sales                                           $109,252     $117,610     $112,993     $118,536
Gross profit                                      47,628       51,264       48,284       47,509
Income before taxes                                8,725        9,942        8,221        8,945
Net income                                         5,235        5,965        4,933        5,367
Net income per common share                     $    .33     $    .38     $    .31     $    .35

1994                     Three Months Ended     March 31     June 30      Sept. 30     Dec. 31
-----------------------------------------------------------------------------------------------
Sales                                           $ 96,227     $105,162     $108,576     $110,484
Gross profit                                      43,106       45,952       46,884       47,015
Income before taxes                                7,285        8,209        7,084        3,122
Net income                                         4,353        4,950        4,253        2,147
Net income per common share                     $    .28     $    .31     $    .27     $    .14

(13) Acquisitions
On December 21, 1995, the Company acquired Pro-Tech Engineering Co., Inc., headquartered in Madison, Wisconsin. Pro-Tech manufactures equipment and distributes supplies used in the digital printing market. The consideration paid for Pro-Tech was $7.3 million. Compensation will also be paid contingent upon the achievement of specified levels of earnings through December 31, 1998.

On August 26, 1994, the Company completed the purchase of Sickinger Company, headquartered in Auburn Hills, Michigan. Sickinger manufactures paper punching machines as well as wire and plastic coil binding supplies. The total consideration paid for the Sickinger Company was $4.9 million.

On July 29, 1993, the Company finalized the purchase of the business and certain assets of Bates Manufacturing Company. Bates Manufacturing Company, located in Hackettstown, New Jersey, manufactures and distributes staplers, numbering systems, card files and other office products through a large network of dealers and wholesalers. The total consideration paid for the Bates Manufacturing Company was $5.0 million.

The acquisitions of Pro-Tech, Sickinger and Bates have been accounted for as purchase transactions with the results of operations included in the financial statements since the date of acquisition. The excess of the purchase price over fair value of the net assets acquired is estimated to be $6.3 million, $1.4 million and $2.3 million, respectively.

(14) Restructuring Charge

A pre-tax restructuring charge of $4.0 million was recorded in 1994. The charge reflected costs associated with discontinuing manufacturing in certain locations along with an overall downsizing of the Company's infrastructure. The restructuring charge consisted primarily of the following: a) write-down of properties to their estimated net realizable values; b) costs associated with freezing a defined benefit pension plan; and c) termination benefits paid and payable to certain former employees. The liability established for the termination benefits, which is not material to the Company's financial statements, reflected the costs associated with providing benefits to former employees that were terminated and notified of their benefit arrangement prior to December 31, 1994. Substantially all benefits were paid to the group of former employees by December 31, 1995. The Company does not believe that the activities that will not be continued are significant to the Company's revenue or operating results.

(15) Subsequent Events

In January 1996, GBC completed the acquisition of the T.A.C. Group, a leading distributor of office products in Australia. This company, which operates under the name Fordigraph, is a market leader in the sale of paper shredders, mail room equipment, laminating machines and supplies, presentation products and binding systems. Fordigraph had sales of approximately U.S. $22 million in fiscal 1995.

                    Report of Independent Public Accountants

                   To the Board of Directors and Stockholders
                         of General Binding Corporation:

We have audited the accompanying consolidated balance sheets of General Binding Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended
December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Binding Corporation and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in Note 5 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits and, as explained in Note 10, in 1993 the Company gave retroactive effect to the change in accounting for income taxes.

Arthur Andersen LLP
Chicago, Illinois
January 31, 1996