Form 10-K, Exhibit 13
period 1996-12-31
GENERAL BINDING CORP
filed 1997-03-26
CIK 40461

TEN YEAR SUMMARY . . . FINANCIAL HIGHLIGHTS  GBC and Subsidiaries
(000 omitted except per share and ratio data)

OPERATIONS
FOR THE YEAR                1996      1995       1994       1993      1992(1)   1991(1)    1990(1)     1989       1988       1987
-----------------------------------------------------------------------------------------------------------------------------------
SALES FROM
CONTINUING OPERATIONS
        DOMESTIC          $346,524  $293,188   $274,319   $246,790   $235,927  $188,930   $188,198   $178,266   $156,061   $139,249
        INTERNATIONAL      190,312   165,203    146,130    129,348    132,716   122,269    115,472    105,425     94,565     72,756
        TOTAL              536,836   458,391    420,449    376,138    368,643   311,199    303,670    283,691    250,626    212,005
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM
CONTINUING OPERATIONS       25,213    21,500     15,703     14,994     16,380    12,599     13,655     20,105     14,856      9,599
-----------------------------------------------------------------------------------------------------------------------------------
DISCONTINUED
OPERATIONS                      --        --         --         --         --        --         --         --         --      1,274
-----------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE EFFECT
OF CHANGE IN ACCOUNTING
FOR INCOME TAXES                --        --         --         --         --        --     (1,134)        --         --         --
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                  25,213    21,500     15,703     14,994     16,380    12,599     12,521     20,105     14,856     10,873
-----------------------------------------------------------------------------------------------------------------------------------
INCOME PER
COMMON SHARE--
CONTINUING OPERATIONS (2)     1.60      1.37       1.00        .95       1.04       .80        .86       1.26        .92        .60
-----------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE
OF COMMON STOCK (2)           .430      .420       .405       .400       .370      .330       .290       .274       .186       .130
-----------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION
AND AMORTIZATION            15,018    12,814     12,081     10,747     10,775     8,239      7,439      6,131      5,878      5,480
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES        27,778    15,046     12,788     10,595      9,795    13,076      7,678      6,289      7,174      5,519
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS             237,214   180,648    171,154    145,351    141,234   139,550    134,575    120,366    117,980    102,769
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES        112,129    83,828     84,604     64,760     67,045    71,708     63,149     54,021     56,474     49,330
-----------------------------------------------------------------------------------------------------------------------------------
WORKING CAPITAL            125,085    96,820     86,550     80,591     74,189    67,842     71,426     66,345     61,506     53,439
        CURRENT RATIO          2.1       2.2        2.0        2.2        2.1       1.9        2.1        2.2        2.1        2.1
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS               393,706   298,872    284,278    251,109    241,807   240,688    190,891    173,437    161,227    144,369
-----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM OBLIGATIONS       87,029    43,890     42,020     38,564     32,966    35,574      2,794      5,142      5,182      5,127
-----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY       172,132   154,141    141,089    133,531    126,130   117,913    112,486    104,534     92,163     83,613
        PER SHARE OF
        COMMON STOCK (2)     10.93      9.80       8.96       8.47       7.99      7.46       7.09       6.56       5.77       5.19
-----------------------------------------------------------------------------------------------------------------------------------


(1) The Company adopted SFAS No. 109, "Accounting for Income Taxes," in 1993 by restating financial statements beginning in 1990.
(2) All per share data for 1987 and 1988 is restated for the 1989 three-for-two stock split.

FINANCIAL REVIEW

GBC and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SALES
        The Company's 1996 sales exceeded the $500 million mark for the first time, reaching a new record of $537 million. Sales increased $78 million or 17% over 1995 compared to an increase of $38 million or 9% over 1994. The most significant factors contributing to the growth of sales in both 1996 and 1995 were increases in the Company's: a) film products division; b) office products/dealer business; c) direct branch/telemarketing operations; and d) the acquisitions of Fordigraph and Pro-Tech.

        Significant improvements in the following product lines helped to achieve the 1996 and 1995 record sales levels: a) shredder products; b) laminating film; c) laminating equipment; d) graphics products; and e) punch and bind products.

GROSS MARGINS, COSTS AND EXPENSES

        Gross profit margins decreased 1 percentage point in both 1996 and 1995. The erosion in margins in both years affected nearly all of the Company's operations and was primarily attributed to worldwide competitive pricing pressures and a continuing mix change towards the Company's growth in lower margin dealer, film, and graphics products. Gross profit margins in 1996 were also negatively impacted by margin erosion in the Company's ringmetals business; other factors contributing to both the 1996 and 1995 erosion were excess plant capacities, higher provisions for excess and obsolete inventory, and higher outlays for research and development.

        Selling, service, and administrative expenses increased 12% in 1996 and 4% in 1995. These expenses as a percentage of total sales have declined over the past two years and were 32% and 34%, respectively. The 1996 increase primarily resulted from increased sales in the Company's worldwide operations, the additions of Fordigraph and Pro-Tech, and an increase in spending to support the move to the Company's new business unit structure. The increase in expenses in 1995 primarily resulted from: a) increased sales volume; b) the addition of the Sickinger Company for all of 1995; c) increased expenditures for the European Distribution Center; and d) studies to evaluate the restructuring of the Company's European distribution and information systems functions. The 1995 increases were partially offset by lower expenses in the Company's Mexican operations as a result of the devaluation of the peso, and efficiencies achieved in the domestic direct branch/telemarketing operations.

        A pre-tax restructuring charge of $4.0 million was recorded in 1994. See Note 14 to the Consolidated Financial Statements for additional information.

        Interest expense increased by 45% in 1996 compared to a 13% increase in 1995. The reason for the 1996 increase was higher average debt levels caused by significantly higher inventories and receivables along with investments in Fordigraph, Pro-Tech, and GMP. The primary reason for the 1995 increase was higher average interest rates, as the Company's average debt level decreased slightly in 1995.

        Other income and expense netted to $688,000, $903,000, and $1,842,000 of expense in 1996, 1995, and 1994, respectively. The most significant factors affecting the favorable change in 1996 was due to the gain on the sale of the Company's manufacturing facility in Australia and foreign currency gains compared to losses in 1995. The most significant factors affecting the favorable change in 1995 were a gain on the sale of the Company's manufacturing facility in Germany and a gain on the sale of stock received when an insurance company in which GBC held policies converted from a mutual company to a stock company.

FINANCIAL REVIEW

GBC and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INCOME TAXES
        The Company's effective tax rate increased to 40.8% from 40.0% in 1995. The 1996 rate increased primarily as a result of an increase in nondeductible goodwill and a tax charge incurred pursuant to the tax allocation agreement between the Company and Lane Industries, Inc.. Numerous other items enter into the development of the Company's effective tax rate. Additional information is included in Note 10 to the Consolidated Financial Statements.

NET INCOME
        The Company's net income per share increased 17% to $1.60 compared to 1995 net income per share of $1.37. Despite a decline in gross margins, net income increased on the continuing improvement in sales (up 17%). The Company experienced improved profitability in all major channels of distribution with the exception of the ringmetals business. The Company's 1995 net income per share increased 37% to $1.37 compared to 1994 net income per share of $1.00. Excluding the impact of the $2.5 million dollar or $.16 per share after-tax restructuring charge in 1994, the Company's net income per share increased 18% or $.21 per share. The increase was primarily attributed to increased sales (up 9%) and a lower growth in selling, general and administrative expense (up 4%). The Company experienced improved profitability in all major channels of distribution with the exception of the ringmetals and the Mexican operations.

OTHER EVENTS
        During December 1994 the Mexican peso was devalued. The value of the Mexican peso compared to the U.S. dollar continued to weaken throughout 1995. The effect of the devaluation on the Company's results of operations for 1995 was significant (approximately $.06 per share), however, the impact on 1996 was not material. Without the impact of the devaluation in 1995, the Company's Mexican operations sales and operating income would have been flat compared to 1994. The assets and liabilities of the Company's Mexican operations were translated into U.S. dollars in 1996 and 1995 resulting in unfavorable adjustments of $92,278 and $1,793,000, respectively. In accordance with SFAS No. 52, "Foreign Currency Translation," this adjustment is reflected in the Company's equity section of the balance sheet.

LIQUIDITY AND CAPITAL RESOURCES
        Cash provided by operating activities decreased to $2.3 million in 1996 compared with $26.9 million in 1995 and $5.2 million in 1994. The decrease in cash flow in 1996 was primarily due to larger increases in inventory and accounts receivable. The increase in cash flow in 1995 was primarily due to increased operating earnings and smaller increases in inventory and accounts receivable.

        Capital expenditures were $27.8 million in 1996 compared to $15.0 million in 1995, and $12.8 million in 1994. Major projects in 1996 and 1995 include the implementation of a new business information system, the continued investment in the film products division, and additional spending on new product tooling. Capital expenditures on the new information system were $10.9 million and $7.2 million in 1996 and 1995, respectively. Capital expenditures of the film products division for 1996 were $6.9 million, and include the completion of an additional domestic production facility; and 1995 expenditures were $1.9 million. Major projects in 1994 included the completion of a European production facility for the film products division and the construction of a ringmetals manufacturing operation in Costa Rica.

FINANCIAL REVIEW

GBC and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


        Cash dividends paid in 1996 increased to $.430 per share compared to $.420 per share in 1995 and $.405 per share in 1994.

        The Company had access to $63.8 million in short term credit lines as of December 31, 1996 and $31.7 million in outstanding borrowings against these lines. The Company also had access to a $140 million credit agreement to fund both working capital and acquisition requirements. At the end of 1996, the Company had $70.7 million in borrowings against this agreement classified as long-term borrowings on the Company's balance sheet. Additional information is included in Note 6 to the Consolidated Financial Statements.

        On January 13, 1997, GBC entered into a new $400 million credit facility. The Company believes that funds generated from operations combined with the new facility are more than sufficient to meet currently anticipated operating and capital needs. Additional information regarding the new credit facility is included in Note 15 to the Consolidated Financial Statements.

ACQUISITIONS

        On January 16, 1997, GBC completed the acquisition of the Quartet Manufacturing Co. which is headquartered in Skokie, Illinois. Quartet manufactures and distributes visual communication products including markerboards, bulletin boards and easels. Quartet had sales of approximately $149 million in fiscal 1996.

        On October 10, 1996, the Company made an investment in GMP Co., Ltd. of South Korea to jointly develop and market desktop lamination equipment and supplies. With the agreement, the Company became an equity shareholder in GMP (33% share). GMP is a leading worldwide supplier of laminating systems primarily for retail markets.

        On January 19, 1996, GBC completed the acquisition of the T.A.C. Group, a leading distributor of office products in Australia. The T.A.C. Group, which operates under the name Fordigraph, is a market leader in the sale of paper shredders, mail room equipment, presentation products, and binding systems.

        On December 21, 1995, the Company finalized the acquisition of Pro-Tech Engineering Inc., a leading manufacturer and distributor of equipment and supplies to the digital graphics market.

        On August 26, 1994, the company completed the purchase of the Sickinger Company. Sickinger manufactures paper punching machines as well as wire and plastic coil binding supplies.

CONSOLIDATED STATEMENTS OF INCOME

GBC and Subsidiaries

(000 omitted except per share data)




YEAR ENDED DECEMBER 31                                                      1996            1995            1994
------------------------------------------------------------------------------------------------------------------------
SALES:

        Domestic                                                          $346,524        $293,188        $274,319

        International                                                      190,312         165,203         146,130

           TOTAL SALES                                                     536,836         458,391         420,449
------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES:

        Cost of sales, including development and engineering               315,949         263,706         237,492

        Selling, service and administrative                                171,473         153,690         147,639

        Restructuring                                                            -               -           4,000

        Interest                                                             6,172           4,259           3,776

        Other expense, net                                                     688             903           1,842

           TOTAL COSTS AND EXPENSES                                        494,282         422,558         394,749
------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                                         42,554          35,833          25,700
------------------------------------------------------------------------------------------------------------------------
INCOME TAXES                                                                17,341          14,333           9,997
------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                $ 25,213        $ 21,500        $ 15,703
------------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                                               $   1.60        $   1.37        $   1.00
------------------------------------------------------------------------------------------------------------------------
DIVIDENDS PER COMMON SHARE                                                $   .430        $   .420        $   .405
------------------------------------------------------------------------------------------------------------------------
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                                 15,743          15,740          15,763
------------------------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS  GBC and Subsidiaries

(000 omitted except per share data)


   DECEMBER 31                                            1996      1995
   ------------------------------------------------------------------------
   ASSETS
   ------------------------------------------------------------------------
   CURRENT ASSETS:
   Cash and cash equivalents                             $  6,721  $  6,864
   Receivables, less allowances for doubtful
     accounts and sales returns: 1996-$6,424,
     1995-$5,186                                          115,865    79,942
   Inventories, at lower of cost or market                 96,734    79,605
   Deferred tax assets                                     11,453    10,412
   Other                                                    6,441     3,825
   ------------------------------------------------------------------------
   Total current assets                                   237,214   180,648
   ------------------------------------------------------------------------
   PLANT AND EQUIPMENT, AT COST:
   Land and land improvements                               4,837     5,025
   Buildings and leasehold improvements                    28,806    26,316
   Machinery and equipment                                107,308    95,330
   ------------------------------------------------------------------------
                                                          140,951   126,671
   Less--Accumulated depreciation and amortization        (71,940)  (65,210)
   ------------------------------------------------------------------------
   Net plant and equipment                                 69,011    61,461
   ------------------------------------------------------------------------
   OTHER ASSETS:
   Cost in excess of fair value of assets of acquired
     companies, net of amortization                        43,510    31,363
   Other                                                   43,971    25,400
   ------------------------------------------------------------------------
   Total other assets                                      87,481    56,763
   ------------------------------------------------------------------------
   TOTAL ASSETS                                          $393,706  $298,872
   ------------------------------------------------------------------------
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------------------------------------------
   CURRENT LIABILITIES:
   Notes payable                                         $ 31,700  $ 17,428
   Current maturities of long-term obligations                483       505
   Accounts payable                                        28,506    23,600
   Accrued liabilities--
     Salaries, wages and profit sharing contributions      14,425    11,293
     Taxes, other than income taxes                         3,036     2,761
     Deferred income on maintenance agreements              9,620     8,556
     Other                                                 24,359    19,685
   ------------------------------------------------------------------------
   Total current liabilities                              112,129    83,828
   ------------------------------------------------------------------------
   LONG-TERM DEBT, less current maturities:                87,029    43,890
   OTHER LONG-TERM LIABILITIES                             10,229     9,855
   DEFERRED TAX LIABILITIES                                12,187     7,158
   Stockholders' Equity:
   Common stock, $.125 par value, shares authorized
     20,000,000; shares issued 15,693,747 in
     1996 and 1995                                          1,962     1,962
   Class B common stock, $.125 par value; shares
     authorized 2,398,275; shares issued 2,398,275
     in 1996 and 1995                                         300       300
   Additional paid-in-capital                               8,564     7,267
   Cumulative translation adjustments                      (3,035)   (2,723)
   Retained earnings                                      186,663   168,219
   ------------------------------------------------------------------------
                                                          194,454   175,025
   Less--Treasury stock--2,342,143 shares in 1996 and
     2,357,910 shares in 1995                             (22,322)  (20,884)
   ------------------------------------------------------------------------
   Total stockholders' equity                             172,132   154,141
   ------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $393,706  $298,872
   ------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

GBC and Subsidiaries

(000 omitted)




YEAR ENDED DECEMBER 31                                                             1996         1995         1994
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                        $25,213      $21,500      $15,703
                                                                                  -------      -------      -------
Adjustments to reconcile net income to net cash
        provided by operating activities:

        Depreciation and amortization                                              15,018       12,814       12,081

        Increase in non-current deferred taxes                                      5,029          240        1,280

        Provision for doubtful accounts                                             2,334        1,584        1,774

        (Increase) in other long-term assets                                       (3,890)      (4,209)      (5,154)

        Other                                                                      (2,379)         878        1,483

Changes in current assets and liabilities:

        (Increase) in receivables                                                 (36,500)      (8,074)     (12,071)

        (Increase) in inventories                                                 (10,536)      (4,154)      (8,870)

        (Increase) decrease in other current assets                                (2,314)        2,501      (2,313)

        (Increase) in deferred tax assets                                          (1,052)       (1,681)     (1,123)

        Increase in accounts payable and accrued liabilities                        9,982         5,585       2,732

        Increase (decrease) in taxes on income                                      1,375             -        (301)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                           2,280        26,984       5,221
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                                              (27,778)      (15,046)    (12,788)

Payments on acquisitions and investments (net of cash acquired)                   (28,881)       (1,458)     (3,453)

Proceeds from sale of plant and equipment                                           3,676         2,380       3,279

Government training subsidy from new plant investment                                   -           746           -
--------------------------------------------------------------------------------------------------------------------------
        Net cash (used in) investing activities                                   (52,983)      (13,378)    (12,962)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Increase (reduction) in notes payable                                              14,192        (6,429)     13,651

Increase in long-term obligations                                                  43,733         2,147       2,802

(Reduction) of long-term obligations                                                 (150)         (535)       (901)

(Reduction) increase in current portion of long-term obligations                     (358)         (196)        236

Dividends paid                                                                     (6,769)       (6,611)     (6,384)

Purchases of treasury stock                                                        (1,645)       (1,141)       (975)

Proceeds from the exercise of stock options                                         1,463           624         438
--------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities                        50,466       (12,141)      8,867
                                                                                  -------      --------     -------
Effect of exchange rates on cash                                                       94          (170)        (19)
--------------------------------------------------------------------------------------------------------------------------
        Net (decrease) increase in cash & cash equivalents                           (143)        1,295       1,107
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of the year                                  6,864         5,569       4,462

Cash and cash equivalents at end of the year                                     $  6,721      $  6,864    $  5,569
                                                                                  -------      --------     -------
--------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:

        Interest                                                                 $  6,638      $  4,180    $  3,667

        Income taxes, net of refunds                                               11,730        13,240      11,986
--------------------------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

GBC and Subsidiaries

(000 omitted except number of shares and per share data)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    ADDITIONAL   CUMULATIVE
                                      COMMON STOCK*              TREASURY STOCK        PAID-IN   TRANSLATION  RETAINED
                                   SHARES      AMOUNT          SHARES       AMOUNT     CAPITAL   ADJUSTMENTS  EARNINGS     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993   18,092,022       $2,262     (2,330,612)      $(18,976)   $6,133      $  101    $144,011   $133,531
1994 translation adjustment            --           --             --             --        --      (1,305)         --     (1,305)
Exercise of stock options              --           --         38,098             90       429          --          --        519
Purchase of treasury stock             --           --        (51,721)          (975)       --          --          --       (975)
Net income in 1994                     --           --             --             --        --          --      15,703     15,703
Dividends paid ($.405 per
  share)                               --           --             --             --        --          --      (6,384)    (6,384)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994   18,092,022       $2,262     (2,344,235)      $(19,861)   $6,562     $(1,204)   $153,330   $141,089
1995 translation adjustment            --           --             --             --        --      (1,519)         --     (1,519)
Exercise of stock options              --           --         49,722            118       705          --          --        823
Purchase of treasury stock             --           --        (63,397)        (1,141)       --          --          --     (1,141)
Net income in 1995                     --           --             --             --        --          --      21,500     21,500
Dividends paid ($.42 per
   share)                              --           --             --             --        --          --      (6,611)    (6,611)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995   18,092,022       $2,262     (2,357,910)      $(20,884)   $7,267     $(2,723)   $168,219   $154,141
1996 translation adjustment            --           --             --             --        --        (312)         --       (312)
Exercise of stock options              --           --         87,644            207     1,297          --          --      1,504
Purchase of treasury stock             --           --        (71,877)        (1,645)       --          --          --     (1,645)
Net income in 1996                     --           --             --             --        --          --      25,213     25,213
Dividends paid ($.43 per
   share)                              --           --             --             --        --          --      (6,769)    (6,769)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996   18,092,022       $2,262     (2,342,143)      $(22,322)   $8,564     $(3,035)   $186,663   $172,132
-----------------------------------------------------------------------------------------------------------------------------------

*Includes Class B Common Stock--Shares 2,398,275, Amount $300,000.

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET AND PRICE RANGE


        The following table shows the range of closing prices for the common stock in the NASDAQ National Market System for the calendar quarters indicated below:

PRICES                         1996                            1995
--------------------------------------------------------------------------------
                         HIGH            LOW            HIGH           LOW
First Quarter         $ 23 1/4        $ 19 1/4        $ 20            $ 14 1/4
Second Quarter          23 1/4          19 1/2          19 1/4          16
Third Quarter           24              20              22 1/4          16
Fourth Quarter          30 3/4          23 1/2          23              19 1/4
--------------------------------------------------------------------------------

DIVIDENDS

        The following table shows the dividends paid per share during the calendar quarters indicated below:

DIVIDENDS PAID        1996          1995
-----------------------------------------
First Quarter        $.105         $ .105
Second Quarter        .105           .105
Third Quarter         .110           .105
Fourth Quarter        .110           .105
-----------------------------------------
  Total               .430         $ .420
-----------------------------------------

        Cash dividends have been paid each quarter commencing with the fourth quarter of 1975. The future payment of dividends and any increases therein are within the discretion of the Company's Board of Directors and will depend, among other factors, on working capital requirements, capital expenditures and earnings growth of the Company. On March 24, 1997, the Company paid a quarterly dividend of $.11 per share.

APPROXIMATE NUMBER OF EQUITY SECURITY HOLDERS

                                     NUMBER OF RECORD HOLDERS
TITLE OF CLASS                        AS OF FEBRUARY 28, 1997
-------------------------------------------------------------
Common Stock, $.125 par value                            663*

Class B Common Stock, $.125 par value                      1


*Per latest report of Transfer Agent. Each security dealer holding shares in a street name for one or more individuals is counted as only one record holder.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries




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

(D) Depreciation of Plant and Equipment

     Depreciation of plant and equipment is computed using principally the straight-line method over the following estimated lives:

-------------------------------------------------------------------------------
Buildings                              30-35 years

Machinery and equipment                 3-20 years

Leasehold improvements               Term of lease
-------------------------------------------------------------------------------


     The cost and accumulated depreciation of items sold or retired are removed from the asset accounts and the resulting gain or loss is recognized in income.

(E) Goodwill and Other Intangible Assets

     For financial statement purposes, goodwill and other intangibles are generally amortized using the straight-line method over their estimated useful lives, not exceeding 40 years. Accumulated amortization of goodwill amounted to $6,693,000 in 1996 and $5,684,000 in 1995.

(F) Compensated Absences

     The Company follows the policy of accruing vacation pay for all employees.

(G) Income Taxes

     Since 1986, the Company's policy has been to provide appropriate income taxes on the earnings of its international subsidaries that are expected to be distributed to the Company. In 1996, 1995 and 1994, current earnings of all international subsidiaries other than GBC Canada and Mexico were considered remitted to the United States for the purpose of determining income tax expense for the year. In addition, in 1988, the Company implemented a balance sheet hedging strategy for its international operations and as a result provided income taxes on approximately $4,449,000 of pre-1986 earnings of its international subsidiaries. Approximately $1,835,000 of these earnings were remitted in the years 1988 through 1996, and the balance is expected to be remitted in future years.

     As of December 31, 1996, the cumulative amount of undistributed earnings of international subsidiaries upon which income taxes have not been provided was approximately $17.1 million. In the opinion of management, this amount remains indefinitely reinvested by the international subsidiaries.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries



(J) Deferred Service Income

     Income under maintenance agreements is deferred and recognized over the term (primarily 1 to 2 years) of the agreements on a straight-line basis.


(K) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles required the use of certain estimates by management in determining the entity's assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

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

     The accompanying Consolidated Statements of Income include net gains and losses on foreign currency transactions. Such amounts are reported as other income/expense and are summarized as follows (000 omitted):


                                                        FOREIGN CURRENCY
                                                             TRANSACTION
YEAR ENDED DECEMBER 31                                    GAIN/(LOSS)(a)
----------------------------------------------------------------------------
1996                                                         $ 668

1995                                                         $(612)

1994                                                         $(329)
----------------------------------------------------------------------------


(a) Foreign currency transaction gains/losses are subject to income taxes at the respective country's effective tax rate.


(3) INVENTORIES

    Inventories are summarized as follows (000 omitted):


                          FINISHED       WORK IN       RAW
DECEMBER 31     TOTAL       GOODS        PROCESS    MATERIALS
-------------------------------------------------------------
1996           $96,734     $68,126       $7,410      $21,198

1995           $79,605     $53,990       $5,473      $20,142
-------------------------------------------------------------



(4) PROFIT-SHARING AND PENSION PLANS

     As of January 1, 1996, the Company converted its defined contribution profit-sharing plan to a 401(K) plan. The participants of the 401(K) plan may contribute from 1% to 15% of their salary on a pretax basis. The 401(K) plan requires the Company to make annual contributions by matching 100% of pre-tax contributions up to 4.5% of eligible compensation. Substantially all eligible full-time domestic employees (excluding U.S. RingBinder union and Pro-Tech employees) are eligible to participate in the 401(K) plan. The Company's contribution to the plan was $2,057,000 in 1996.

     Prior to January 1, 1996, all eligible full-time domestic employees could participate in a defined contribution profit-sharing plan. The Company was required to make annual contributions, as defined, to a trust fund for employees participating in the plan. Contributions charged to expense were $2,147,000 in 1995 and $2,092,000 in 1994.

     The Company also has one separate active domestic defined benefit pension plan (U.S. RingBinder Company Pension Plan for Union Member Employees) and two frozen domestic defined benefit pension plans (The Guaranteed Retirement Income Plan and the U.S. RingBinder Corporation Defined Benefit Pension Plan). The active defined benefit plan covers substantially all U.S. RingBinder union member employees. The plan provides benefits that are based on the employee's years of credited service. The Company's funding policy towards all domestic plans is to fund the plans annually in accordance with ERISA and Federal tax regulations. All domestic plans utilize the entry age normal funding actuarial method to calculate the annual normal cost. The plans' assets consist of cash and cash equivalents, debt, equity, and government securities.

     VeloBind was acquired by the Company on November 1, 1991. On this date, all of VeloBind's full-time employees became eligible for the same profit-sharing and pension

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries




plans as the Company's domestic employees. Prior to acquisition, VeloBind maintained a 401(K) Savings Incentive Plan. Upon acquisition, this plan was frozen with all Company and employee contributions suspended. The account balances from the Savings Incentive Plan were transferred to the new 401(K) plan effective on January 1, 1996.

     The Company's international subsidiaries have adopted a variety of defined benefit and defined contribution plans. These plans provide benefits that are based upon the employee's years of credited service. The benefits payable under these plans, for the most part, are provided by the establishment of trust funds or the purchase of insurance annuity contracts.


Net periodic pension expense for the pension plans for the years 1996, 1995, and 1994 was as follows (000 omitted):

-----------------------------------------------------------------------------------------------------
                                                                1996          1995        1994
-----------------------------------------------------------------------------------------------------
Domestic pension plans                                         $(584)        $  117       $  199

International subsidiary pension plans                           887          1,194        1,247
-----------------------------------------------------------------------------------------------------
  Total expense                                                $ 303         $1,311       $1,446
-----------------------------------------------------------------------------------------------------



The following rates were used in determining the actuarial present value of accumulated plan benefits for the Company's pension plans:


-----------------------------------------------------------------------------------------------------
                                                 1996                             1995
                                         Domestic    International        Domestic    International
-----------------------------------------------------------------------------------------------------
Discount rate                              8.0%        3.0%-8.0%           8.0%         4.0%-15.0%

Weighted average investment return rate    9.5%        4.5%-9.0%           9.5%         4.5%-16.0%

Salary increase rate                       5.0%        4.0%-6.0%      4.5%-5.0%         4.0%-12.0%
-----------------------------------------------------------------------------------------------------



Net periodic pension expense/(income) for 1996, 1995, and 1994 includes the following components (000 omitted):

------------------------------------------------------------------------------------------------------------------------------------
                                                          1996                         1995                       1994
                                                  DOMESTIC   INTERNATIONAL     DOMESTIC   INTERNATIONAL    DOMESTIC   INTERNATIONAL
------------------------------------------------------------------------------------------------------------------------------------
Service cost-benefits
   earned during the period                        $  56     $   969            $ 237        $ 1,102       $ 167          $1,087

Interest cost on projected benefit obligations       263         866              281            940         297             866

Actual return on assets                             (182)     (1,417)            (288)        (1,173)        (21)           (509)

Net amortization and deferral                        (77)        469             (113)           325        (244)           (197)

Curtailment gain                                    (644)         --               --             --          --              --
------------------------------------------------------------------------------------------------------------------------------------
Net periodic pension expense                       $(584)    $   887            $ 117        $ 1,194       $ 199          $1,247
------------------------------------------------------------------------------------------------------------------------------------



Included in the net periodic pension expense in 1996 is a gain resulting from the curtailment of the Guaranteed Retirement Income Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries



The following table sets forth the plans' funded status at December 31, 1996 and 1995 (000 omitted):



                                                                               DECEMBER 31, 1996

                                                                PROJECTED BENEFIT              ASSETS EXCEED
                                                                   OBLIGATIONS                PROJECTED BENEFIT
                                                                  EXCEED ASSETS                  OBLIGATIONS
------------------------------------------------------------------------------------------------------------------------
                                                                  International    Domestic    International
------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                                  $  3,815       $  2,023      $  7,663
  Non-vested benefits                                                   146             35           348
------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                       2,961          3,058         8,011
Effect of projected future compensation levels                          905             --         3,214
------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations                                         3,866          3,058        11,225
Plan assets at fair  value                                            1,187          3,360        13,883
------------------------------------------------------------------------------------------------------------------------
Plan assets (less than) in excess of projected
  benefit obligations                                                (2,679)           302         2,658

Unrecognized net loss (gain) due to past
  experience different from assumptions                                 776            702          (506)

Unrecognized prior service cost                                          --             99           429

Adjustment to recognize minimum liability                              (236)          (764)           --

Unrecognized net (asset) obligation
  at October 1, 1986 to be amortized over
  average remaining service of participants                               2             --          (873)
------------------------------------------------------------------------------------------------------------------------
(Accrued) prepaid pension cost                                     $ (2,137)      $    339      $  1,708
------------------------------------------------------------------------------------------------------------------------









                                                                                                DECEMBER 31, 1995

                                                                                   PROJECTED BENEFIT         ASSETS EXCEED
                                                                                      OBLIGATIONS           PROJECTED BENEFIT
                                                                                      EXCEED ASSETS            OBLIGATIONS
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     Domestic   International  International
---------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                                                    $ 3,457     $ 7,739         $1,495
  Non-vested benefits                                                                     64         233            266
---------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                                        3,521       7,972          1,761
Effect of projected future compensation levels                                           866       3,778            672
----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations                                                          4,387      11,750          2,433
Plan assets at fair  value                                                             3,169       9,159          3,333
-----------------------------------------------------------------------------------------------------------------------------------
Plan assets (less than) in excess of projected
  benefit obligations                                                                 (1,218)     (2,591)           900

Unrecognized net loss (gain) due to past
  experience different from assumptions                                                1,612       2,157           (260)

Unrecognized prior service cost                                                          141         421             --

Adjustment to recognize minimum liability                                               (357)       (368)            --

Unrecognized net (asset) obligation
  at October 1, 1986 to be amortized over
  average remaining service of participants                                             (251)       (959)            66
----------------------------------------------------------------------------------------------------------------------------------
(Accrued) prepaid pension cost                                                       $   (73)    $(1,340)        $  706
---------------------------------------------------------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries


(5)  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company currently provides certain health care benefits for eligible domestic retired employees. Employees may become eligible for those benefits if they have fulfilled specific age and service requirements.

     In 1993, the Company adopted the Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions." This statement requires companies to accrue the cost of postretirement benefits during the service lives of employees. The Company elected to amortize over a twenty-year period the accumulated liability, measured as of December 31, 1992, of $1,905,000. Prior to adopting this standard, the Company recognized these costs as the benefits were paid.

        Net periodic postretirement benefit expense consisted of the following components (000 omitted):

                               1996    1995    1994
---------------------------------------------------
Service cost                   $141    $123    $194

Interest cost                   219     158     163

Net amortization of initial
  transition obligation          95      95      95

Amortization of unrecognized
  net loss                       13      --      --
---------------------------------------------------

Net periodic postretirement
  benefit costs                $468    $376    $452
---------------------------------------------------

The projected liabilities which are not funded are as follows (000 omitted):


                                                 1996    1995
--------------------------------------------------------------
Accumulated postretirement benefit obligations:
Retired participants and beneficiaries         $ 1,868  $2,074
Active participants eligible for retirement        346     371
Other active participants                          923   1,175
--------------------------------------------------------------
Total benefit obligation                       $ 3,137  $3,620
Experience (loss) gain                            (843)   (665)
Unrecognized transition obligation              (1,524) (2,376)
--------------------------------------------------------------
Accrued postretirement benefit cost            $   770  $  579
--------------------------------------------------------------

The following assumptions used in determining the expense and obligation are listed below:

                                                1996    1995
--------------------------------------------------------------
Discount rate                                     8%      8%
Health care cost increase                         9%      9%
--------------------------------------------------------------

     The rate of increase in the per capita cost of covered health benefits was assumed to be 9% in 1995, decreasing gradually to 6% by the year 2000 and remaining at that level thereafter.

     The effect of a 1% increase in the medical trend assumption would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $158,000 and increase the net periodic cost by $33,000.

     The Company monitors the cost of the plan, and has, from time to time, changed the benefits provided under this plan. The Company reserves the right to make additional changes or terminate these benefits in the future. Any changes in the plan or revisions of the assumptions affecting expected future benefits may have a significant effect on the amount of the obligation and annual expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries

(6) Debt and Credit Arrangements

Information regarding short-term debt for the three years ended December 31, 1996, 1995, and 1994, is as follows (000 omitted):

--------------------------------------------------------------------------------
                                      WEIGHTED  MAXIMUM                 WEIGHTED
                                      AVERAGE   MONTH-END   AVERAGE      AVERAGE
                                      INTEREST  BALANCE     AMOUNT      INTEREST
                              BALANCE RATE      OUTSTANDING OUTSTANDING     RATE
                              AT END  AT END    DURING      DURING        DURING
                              OF YEAR OF YEAR   THE YEAR    THE YEAR    THE YEAR
--------------------------------------------------------------------------------
                              (A)     (B)       (C)         (D)         (E)

1996
Notes payable to banks       $31,700  8.3%      $41,757     $31,272      7.1%

1995
Notes payable to banks        17,428  7.8%       19,012      17,045      8.5%

1994
Notes payable to banks        23,814  6.4%       34,143      22,875      6.4%
--------------------------------------------------------------------------------


(A) Notes payable by the Company's foreign subsidiaries were $13,160,000 in 1996, $9,588,000 in 1995, and $9,443,000 in 1994.
(B) The rate for 1994 includes Mexico borrowings at a rate which is influenced by the rate of inflation in that country. The weighted average interest rate for notes payable to banks, excluding such borrowings, for the year ended December 31, 1994 would have been 6.3%. The weighted average interest rate is computed by dividing the annualized interest expense for the short-term debt outstanding by the short-term debt outstanding at December 31.
(C) The composition of the Company's short-term debt will vary by category at any point in time during the year.
(D) Average amount outstanding during the year is computed by dividing the total daily outstanding principal balances by 366 days in 1996 and by 365 days in 1995 and 1994.
(E) The weighted average interest rate during the year for notes payable to banks excluding Mexican borrowings, for the year ended December 31, 1994 would have been 6.1%. The weighted average interest rate during the year is computed by dividing the actual short-term interest expense by the average short-term debt outstanding.

Long-term debt consists of the following at December 31, 1996 and 1995 (000 omitted):

-------------------------------------------------------------------------------
                                                                 1996    1995
-------------------------------------------------------------------------------
Revolving credit agreement--portion classified as long-term
 on the basis of the Company's intention to refinance these
 borrowings (floating interest rate--6.08% at December 31,
 1996 and 6.25% at December 31, 1995)                          $70,700  $36,000

Note payable, due monthly November 1994 to October 2004
 (interest rate--8.85% at December 31, 1996 and 1995)            2,637    3,137

Note payable, due June 2000 (interest rate--7.05% at
 December 31, 1996 and 1995)                                     1,883    2,008

Industrial Revenue Bond, due annually from July 1994
 to July 2008 (floating interest rate--4.0% at December
 31, 1996 and 5.0% at December 31,  1995)                        2,050    2,200

Industrial Revenue Bond, due annually from June 2002
 to June 2007 (floating interest rate--4.35% at
 December 31, 1996 and 5.20% at December 31, 1995)               1,050    1,050

Industrial Development Bond, due March 2026
 (floating interest rate--4.30% at December 31, 1996)            5,724       --

International Revolving Credit Agreement (floating
 interest rate--7.85% at December 31, 1996)                      3,468       --
-------------------------------------------------------------------------------
                                                                87,512   44,395

Less--current maturities                                           483      505
-------------------------------------------------------------------------------

Total long-term debt                                           $87,029  $43,890
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries


     The Company has short-term lines of credit aggregating $63.8 million from various banks worldwide, of which $43.8 million are with foreign banks or foreign branches of banks. Interest rates on these lines of credit are primarily at the prime rate or the lender's cost of funds plus margin. These arrangements are reviewed annually for renewal.

     The Company had access to a $140 million revolving credit agreement to fund both working capital and acquisition requirements. Under the terms of the agreement, which was entered into with a group of lenders, the Company can borrow up to $140 million under a bid option facility at any time until July 2000. Interest is payable at varying rates provided for in the loan agreement. The Company agreed to pay an annual facility fee of 1/10 of one percent on the total commitment amount of $140 million.

     The revolving credit agreement contains, among other things, certain restrictive covenants. Under the most restrictive of the covenants, the Company and its subsidiaries must maintain a funded debt ratio at not more than 0.55 to 1.0, an interest coverage ratio of not less than 4.0 to 1.0, and a fixed charge coverage ratio of not less than 1.5 to 1.0. The Company is in compliance with these covenants at December 31, 1996.

     As of December 31, 1996, the Company had $70.7 million in borrowings against this agreement classified as long-term borrowings on the Company's balance sheet.

     In January 1997, the Company entered into a new revolving credit agreeement. Additional information regarding the new credit facility is included in Note 15 to the Consolidated Financial Statements.

     The scheduled maturities of long-term debt for each of the five years subsequent to December 31, 1996, are as follows (000 omitted):



YEAR ENDING DECEMBER 31                                  AMOUNT
---------------------------------------------------------------
1997                                                      $483

1998                                                       483

1999                                                       483

2000                                                       483

2001                                                       483
---------------------------------------------------------------




(7) FINANCIAL INSTRUMENTS

     Many of the Company's financial instruments (including cash and cash equivalents, accounts and notes receivable, notes payable, and other accrued liabilities) carry short-term maturities. As such instruments have short-term maturities, their fair values approximate the carrying values. Substantially all of the Company's long-term obligations, including current maturities of long-term obligations have floating interest rates. The fair value of these instruments also approximates the carrying values.

Interest Rate Swaps and Caps

     The Company enters into interest rate swap and interest rate cap agreements to hedge interest rate exposure on floating rate debt. At December 31, 1996, the Company had outstanding twelve interest rate swaps with commercial banks ("counterparties"), having a total notional principal amount of $90 million (no exchange of principal was involved) with various maturity dates through February 2002.

     Under these agreements, the Company is obligated at a weighted average interest rate of 6.08% with payments due quarterly until maturity. The floating rate from counterparties is based on the three month U.S. dollar LIBOR rate (5.5625% at December 31, 1996).

     The Company accounts for its swaps by accruing the differential to be paid or received as interest rates change over the life of the agreements.

     At December 31, 1996, the fair value of the interest rate swaps was $277,000 and represented the amounts the counterparties would pay the Company if the agreements were terminated. At December 31, 1995, the fair value of the interest rate swaps was ($589,000) and represented the amounts the Company would have had to pay to terminate the agreements.

     During 1996, the Company entered into an interest rate cap agreement with a commercial bank having a notional principal amount of $5 million. The beginning effective date for this agreement was October 24, 1996 with a maturity date of September 28, 2001. During 1994, the Company entered into two interest rate cap agreements with commercial banks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries




having a total notional principal amount of $10 million. The beginning effective date for these agreements was September 30, 1994 with maturity dates September 1997 and September 1998. The Company was required to pay a one-time fee in exchange for the counterparties' obligation to pay the Company the difference between the three month U.S. dollar LIBOR interest rate and 7.5% in the event that the LIBOR interest rate exceeds 7.5%. Fees for interest rate caps are capitalized and amortized over the life of the cap agreement. At December 31, 1996 and 1995, the carrying value in the Company's balance sheet for interest rate caps was $170,000 and $145,000, respectively. Fair values of the interest rate caps at December 31, 1996 and 1995 were $80,000 and $12,000, respectively, and represented the amounts the counterparties would pay the Company if the agreements were terminated.

     The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap and cap agreements, however, the Company believes that the risk of loss is remote.

Foreign Exchange Contracts

     The Company also enters into foreign exchange contracts to hedge foreign currency exchange risk. These contracts primarily hedge inventory purchases, royalties and management fees. The hedged transactions are recorded based upon the nature of the transaction (e.g., costs related to inventory purchases are recorded to inventory and recognized in cost of sales). At December 31, 1996, the Company had foreign exchange contracts with various dates of maturity through December 31, 1997 to purchase $4.7 million in foreign currency and $38.7 million in U.S. dollars. The fair market value of the contracts at the 1996 year end spot rate was approximately $574,000 less than the contracted amount. At December 31, 1995, the Company had foreign exchange contracts with various dates of maturity through December 31, 1996, to purchase $518,000 in foreign currency and $14.2 million in U.S. dollars. The fair market value of the contracts at the 1995 year end spot rate was approximately $350,000 greater than the contracted amount.

(8) RENTS AND LEASES

     Following is a schedule summarizing, by year, the future minimum rental payments and guaranteed residual payments required for all noncancelable lease terms in excess of one year as of December 31, 1996 (000 omitted):



                                               OPERATING
YEAR ENDING DECEMBER 31                         LEASES
--------------------------------------------------------
1997                                             $ 9,112

1998                                               8,193

1999                                               7,368

2000                                               4,086

2001                                               3,393

FUTURE YEARS                                      17,284
--------------------------------------------------------
    TOTAL MINIMUM LEASE PAYMENTS                 $49,436
--------------------------------------------------------


     Total rental expense for the years ended December 31, 1996, 1995 and 1994 was $8,253,000, $8,235,000 and $7,693,000, respectively.

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

     The Company has two non-qualified stock option plans adopted in 1980 and 1989 for officers, including officers who are directors, and other key employees of the Company. The 1980 plan terminated in 1990, however the options granted under this plan may be exercised at various times until January, 1998. Under both plans, options may be granted during a ten year period at a purchase price of not less than 85% of the fair market value on the date of the grant. Options granted may be exercised in four equal parts over a period not to exceed eight years from the date of grant, except that no part of an option may be exercised until at least one year from the date of grant has elapsed. In addition, the 1989 plan also provides that any option granted under the 1989 plan may include a grant of stock appreciation rights simultaneously

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries

with the grant of the option or any time within six months thereafter prior to the exercise, termination or expiration of such option. The Company did not grant any stock appreciation rights during 1996 or 1995. The Company reserved 1,050,000 shares of its common stock for subsequent issuance pursuant to the 1989 plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts (000 omitted except per share data):


YEAR ENDED DECEMBER 31                 1996          1995
--------------------------------------------------------------
Net Income:    As Reported          $ 25,213       $ 21,500

               Pro Forma            $ 23,783       $ 21,201
--------------------------------------------------------------
Primary and Fully Diluted EPS:

               As Reported             $1.60          $1.37

               Pro Forma               $1.51          $1.35
--------------------------------------------------------------

     A summary of the stock option activity under the 1980 and 1989 plans is as follows (000 omitted except per share data):



YEAR ENDED DECEMBER 31                    1996              1995
-----------------------------------------------------------------------
                                          WTD. AVG.          WTD. AVG.
                                          EXERCISE           EXERCISE
                                SHARES     PRICE    SHARES    PRICE

Shares under option
   at beginning of year          300        $17      282       $16

Options granted                  236        $23       78       $15

Options exercised                (88)       $16      (50)      $12

Options expired/canceled         (13)       $17      (10)      $18
-----------------------------------------------------------------------
Shares under option
   at end of year                435        $20      300       $17
-----------------------------------------------------------------------
Options exercisable               51        $17       57       $17
-----------------------------------------------------------------------
Weighted average fair value
   of options granted                 $10.23                 $6.37
-----------------------------------------------------------------------

     The 435,264 options outstanding at December 31, 1996 have exercise prices between $14 and $23, with a weighted average exercise price of $20 and a weighted average remaining contractual life of 4.75 years. Of the options outstanding, 50,602 of these options are exercisable and the weighted average exercise price is $17.

     The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were made in estimating fair value:



                                                   1996            1995
ASSUMPTION                                       WTD. AVG.       WTD. AVG.
-----------------------------------------------------------------------------
Dividend yield                                    1.83%            2.77%

Risk-free interest rate                           6.33%            7.23%

Expected life                                   8 years          8 years

Expected volatility                              38.24%           39.10%
-----------------------------------------------------------------------------


(10) INCOME TAXES

     The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries

   The provision for income taxes was as follows (000 omitted):

                                   1996      1995      1994
------------------------------------------------------------
Currently payable:
Federal                         $  7,988    10,449   $ 5,975
State                              1,672     1,576     1,092
Foreign                            5,250     3,671     2,294
------------------------------------------------------------
Total current                   $ 14,910  $ 15,696   $ 9,361
------------------------------------------------------------
Deferred payable:
Federal                         $  1,918  $ (1,672)  $   195
Foreign                              513       309       441
------------------------------------------------------------
Total deferred                     2,431    (1,363)      636
------------------------------------------------------------
Total provision                 $ 17,341  $ 14,333   $ 9,997
------------------------------------------------------------

The Company's effective income tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                      1996    1995    1994
-------------------------------------------------------------
U.S. Statutory rate                  35.0%   35.0%    35.0%

Tax allocation (benefit) charge*      0.5%    0.0%    (2.8)%

State income taxes,
 net of Federal income tax benefit    2.6%    2.9%     2.8%

Net effect of international
 subsidiaries' foreign tax
 rates after balance sheet
 translation gains and losses        (0.3)%   0.3%     2.0%

Net effect of remission of
 foreign earnings                     0.3%    1.1%     0.5%

Non-tax deductible items,
 principally goodwill                 0.6%    0.7%     1.0%

Other, net                            2.1%    0.0%     0.4%
-------------------------------------------------------------

Effective tax rate                   40.8%   40.0%    38.9%
-------------------------------------------------------------

* The (benefit) charge results from a tax allocation agreement between the Company and Lane Industries, Inc. entered into in 1978. Under the terms of the agreement, Lane Industries, Inc. has agreed to share with the Company a portion of the Federal income tax savings or additional costs, if any, resulting from filing consolidated income tax returns. Lane Industries, Inc. is the Company's majority stockholder.

Income before taxes was as follows (000 omitted):

                                       1996     1995      1994
---------------------------------------------------------------
United States                       $26,489   $24,542   $19,507

Foreign                              16,065    11,291     6,193
---------------------------------------------------------------
Total income before taxes           $42,554   $35,833   $25,700
---------------------------------------------------------------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (000 omitted):

YEAR ENDED DECEMBER 31                    1996        1995
----------------------------------------------------------------
Deferred tax assets:

  Inventory                              $ 2,548         $ 2,553

  Foreign                                  1,457           1,111

  Worker's compensation                      820             841

  Restructuring reserves                   2,770           2,639

  Vacation pay                               857             799

  Other                                    3,001           2,470

  Foreign tax credits                      4,187           3,592

  Capital loss carryovers                    313             313

  Net operating loss carryovers            1,419           2,123
----------------------------------------------------------------
Gross deferred tax assets                $17,372         $16,441
----------------------------------------------------------------
Valuation allowance                       (5,919)         (6,029)
----------------------------------------------------------------
Total deferred tax assets                $11,453         $10,412
----------------------------------------------------------------
Deferred tax liabilities:

  Depreciation                           $ 3,492         $ 3,168

  Amortization                             4,306             534

  Foreign                                  3,062           2,204

  Withholding taxes                        1,179             847

  Other                                      148             405
----------------------------------------------------------------
Total deferred tax liabilities           $12,187         $ 7,158
----------------------------------------------------------------
Net deferred tax assets                  $  (734)        $ 3,254
----------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries



     A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The net deferred tax assets reflects management's estimate of the amount which will be realized from future profitability which can be predicted with reasonable accuracy.

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

     At December 31, 1996, the Company has $1,419,000 of net operating loss carryforwards available to reduce future taxable income of certain international subsidiaries. These loss carryforwards expire in the years 1997 through 2002 or have an unlimited carryover period. A valuation allowance has been provided for a portion of the deferred tax assets related to those loss carryforwards which may expire unutilized.

(11) BUSINESS SEGMENTS AND FOREIGN OPERATIONS

     General Binding Corporation, incorporated in 1947, and its subsidiaries (herein referred to as "GBC" or "Company") are engaged predominantly in one line of business, namely the design, manufacture and distribution of a broad line of business machines and related supplies. This broad line includes system applications in the areas of binding, laminating, shredding, and security identification. These products are manufactured in seventeen plants in the United States and abroad. GBC products are sold through a network of direct sales and telemarketing personnel, dealers, distributors and wholesale stationers. The Company provides maintenance and repairs on the machines it sells through a trained field service organization and through trained dealers.

     The Company's machines and supplies are sold primarily in North America, Europe, Japan and Australia to users in the business, education, graphic arts, health, recreation and government markets. With this broad base of customers, GBC is not dependent upon any single customer for a significant portion of its business.

     Financial information for the three years ended December 31, 1996, 1995 and 1994, by geographical area is summarized on the following page. Sales between geographic areas are made at market value less allowances for additional manufacturing, marketing and administrative costs to be incurred by the affiliated company. For purposes of complying with Statement of Financial Accounting Standards No. 14, export sales to foreign customers ($14,781,000 in 1996, $15,039,000 in 1995, and $12,773,000 in 1994) have been classified in the following tables as part of the United States sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries

(000 omitted):


---------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996     TOTAL   ELIMINATIONS       UNITED      EUROPE          OTHER
                                                            STATES              INTERNATIONAL
---------------------------------------------------------------------------------------------
SALES:
  Unaffiliated customers       $536,836            --     $364,581   $ 92,622        $79,633
  Between geographic areas           --       (40,907)      35,897      1,287          3,723
                               --------    ----------     --------   --------        -------
                                536,836       (40,907)     400,478     93,909         83,356
                               --------    ----------     --------   --------        -------
Operating income                 49,414          (912)      32,081     13,064          5,181
Other income (expense)*            (688)       (2,653)         515     (1,867)         3,317
Interest (expense)               (6,172)          837       (4,303)      (781)        (1,925)
                               --------    ----------     --------   --------        -------
Income before taxes            $ 42,554    $   (2,728)    $ 28,293   $ 10,416        $ 6,573
                               --------    ----------     --------   --------        -------
Assets                         $393,706    $  (37,907)    $316,162   $ 57,899        $57,552
                               --------    ----------     --------   --------        -------
Depreciation and amortization  $ 15,018    $       --     $ 12,012   $  1,991        $ 1,015
                               --------    ----------     --------   --------        -------
Capital expenditures           $ 27,778    $       --     $ 23,205   $  3,952        $   621
                               --------    ----------     --------   --------        -------
---------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995     TOTAL   ELIMINATIONS       UNITED      EUROPE          OTHER
                                                            STATES              INTERNATIONAL
---------------------------------------------------------------------------------------------
SALES:
  Unaffiliated customers       $458,391    $       --     $308,220   $ 87,202        $62,969
  Between geographic areas           --       (42,485)      37,983      1,639          2,863
                               --------    ----------     --------   --------        -------
                                458,391       (42,485)     346,203     88,841         65,832
                               --------    ----------     --------   --------        -------
Operating income                 40,995           603       25,782      9,902          4,708
Other income (expense)*            (903)       (2,446)       3,654     (1,715)          (396)
Interest (expense)               (4,259)          203       (3,385)      (808)          (269)
                               --------    ----------     --------   --------        -------
Income before taxes            $ 35,833    $   (1,640)    $ 26,051   $  7,379        $ 4,043
                               --------    ----------     --------   --------        -------
Assets                         $298,872    $  (21,532)    $239,152   $ 44,801        $36,451
                               --------    ----------     --------   --------        -------
Depreciation and amortization  $ 12,814    $       --     $ 10,300   $  1,981        $   533
                               --------    ----------     --------   --------        -------
Capital expenditures           $ 15,046    $       --     $ 13,591   $  1,077        $   378
                               --------    ----------     --------   --------        -------
---------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994     TOTAL   ELIMINATIONS       UNITED      EUROPE          OTHER
                                                            STATES              INTERNATIONAL
---------------------------------------------------------------------------------------------
SALES:
  Unaffiliated customers       $420,449    $       --     $287,091   $ 71,397        $61,961
  Between geographic areas           --       (39,385)      36,560        692          2,133
                               --------    ----------     --------   --------        -------
                                420,449       (39,385)     323,651     72,089         64,094
                               --------    ----------     --------   --------        -------
Operating income**               31,318           633       20,851      5,310          4,524
Other income (expense)*          (1,842)       (2,239)       2,837     (1,821)          (619)
Interest (expense)               (3,776)           89       (2,995)      (683)          (187)
                               --------    ----------     --------   --------        -------
Income before taxes            $ 25,700    $   (1,517)    $ 20,693  $   2,806      $   3,718
                               --------    ----------     --------   --------        -------
Assets                         $284,278    $  (27,463)    $230,576  $  45,792      $  35,373
                               --------    ----------     --------   --------        -------
Depreciation and amortization  $ 12,081    $       --     $  9,994  $   1,440      $     647
                               --------    ----------     --------   --------        -------
Capital expenditures           $ 12,788    $       --     $  6,459  $   5,457      $     872
                               --------    ----------     --------   --------        -------
---------------------------------------------------------------------------------------------

* Other income (expense) is comprised principally of foreign currency transaction gains and losses, interest income, dividend and royalty income, gains and losses on the disposal of capital assets, amortization of goodwill, patents and other transactions.

**Operating income for the United States, Europe and Other International includes restructuring charges of $3.4 million, $.2 million and $.4 million, respectively, for the year ended December 31, 1994.


The following table illustrates the ratio of revenue contribution of business machines, supplies and service for the last three fiscal years:

                                     1996    1995    1994
---------------------------------------------------------
Business machines                     29%     24%     25%
---------------------------------------------------------
Related supplies and service*         71%     76%     75%
---------------------------------------------------------
*Includes the ringmetal business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiares



(12) QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1996 and 1995 was as follows (000 omitted except per share data):


1996                      THREE MONTHS ENDED   MARCH 31        JUNE 30        SEPT. 30        DEC. 31
--------------------------------------------------------------------------------------------------------
Sales                                          $126,346       $135,338       $132,996        $142,156

Gross Profit                                     50,669         55,572         55,105          59,541

Income before taxes                              10,179         11,070         10,066          11,239

Net income                                        6,006          6,531          5,939           6,737

Net income per common share                    $    .38       $    .42       $    .37        $    .43
--------------------------------------------------------------------------------------------------------

1995                      THREE MONTHS ENDED    MARCH 31       JUNE 30        SEPT. 30        DEC. 31
--------------------------------------------------------------------------------------------------------
Sales                                          $109,252       $117,610       $112,993        $118,536

Gross Profit                                     47,628         51,264         48,284          47,509

Income before taxes                               8,725          9,942          8,221           8,945

Net income                                        5,235          5,965          4,933           5,367

Net income per common share                    $    .33       $    .38       $    .31        $    .35
--------------------------------------------------------------------------------------------------------


(13) ACQUISITIONS

     On October 10, 1996, the Company made an investment in GMP Co., Ltd. of South Korea to jointly develop and market desktop lamination equipment and supplies. With the agreement, the Company became an equity shareholder in GMP (33% share). GMP is a leading worldwide supplier of laminating systems primarily for retail markets. The total consideration paid for the investment in GMP was $9.9 million.

     On January 19, 1996, the Company acquired the business and certain assets of the T.A.C. Group. The T.A.C. Group, which operates under the name of Fordigraph, is located in Australia and is a distributor of paper shredders, mail room equipment, laminating machines, presentation products, binding systems and supplies. The total consideration paid for Fordigraph was $12.1 million.

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

     The acquisitions of Fordigraph, Pro-Tech and Sickinger have been accounted for as purchase transactions with the results of operations included in the financial statements since the date of acquisition. The excess of the purchase price over fair value of the net assets acquired is estimated to be $7.8 million, $6.3 million and $1.4 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries




(14) RESTRUCTURING CHARGE

     A pre-tax restructuring charge of $4.0 million was recorded in 1994. The charge reflected costs associated with discontinuing manufacturing in certain locations along with an overall downsizing of the Company's infrastructure. The restructuring charge consisted primarily of the following: a) write-down of properties to their estimated net realizable values; b) costs associated with freezing a defined benefit pension plan; and c) termination benefits paid and payable to certain former employees. The liability established for the termination benefits, which is not material to the Company's financial statements, reflected the costs associated with providing benefits to former employees that were terminated and notified of their benefit arrangement prior to December 31, 1994. Substantially all benefits were paid to the group of former employees by December 31, 1996. The activities that were not continued were not significant to the Company's revenue or operating results.

(15) SUBSEQUENT EVENTS

     Effective January 1, 1997, the Company acquired the business and assets and liabilities of the Quartet Manufacturing Co. which is headquartered in Skokie, Illinois. Quartet manufactures and distributes visual communications products including markerboards, bulletin boards and easels. Cash considerations paid approximates $199.6 million and exceeds the fair market value of the net assets of Quartet by approximately $136.7 million. This amount will be amortized on the straight-line method over its estimated life. The results of the operations of Quartet will be included with the results of the Company from January 1, 1997, and will be accounted for as a purchase.

     On January 13, 1997, the Company entered into a new five-year $400 million revolving credit agreement to replace its existing $140 million revolving agreement. Interest is payable at varying rates provided for in the loan agreement. Facility fees of up to 3/10 of one percent per annum are assessed on the total commitment amount of $400 million. The revolving credit agreement contains, among other things, certain restrictive covenants. Under the most restrictive of these covenants, the Company and its subsidiaries must maintain a consolidated current ratio of not less than 1.25 to 1.00, a leveraged ratio of not more than 4.00 to 1.00, and an interest coverage ratio of not less than
2.50 to 1.00.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GBC and Subsidiaries



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of General Binding Corporation:


     We have audited the accompanying consolidated balance sheets of General Binding Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Binding Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                           Arthur Andersen LLP

                                           Chicago, Illinois

                                           January 31, 1997